Form 20-F
period 2019-12-31
Industrial Technical Holdings Corp
filed 2020-06-29
CIK 1786989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number: 333-233613

INDUSTRIAL TECHNICAL HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

BRITISH VIRGIN ISLANDS	3523	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Huanxiu Street Office

Shuanglong Industrial Park, 266201 Jimo, Qingdao China

Telephone: +86(0)532-89657397-0

(Address of principal executive offices, including zip code, and telephone number, including area code)

Belmont Trust Limited P.O. Box 3443

Road Town Tortola, VG1110 British Virgin Islands

Telephone: (284) 494-5800

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

COMMON STOCK

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class	Outstanding as of December 31, 2019
COMMON	3,373,760

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☒ Yes     ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes     ☐ No

EXPLANATORY NOTE

On March 31, 2020, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-233613) (“Form F-1 Registration Statement”) of Industrial Technical Holdings Corporation, a corporation organized under the law of the British Virgin Islands (the “Registrant”).

Rule 15d-2(a) (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the fiscal year in which the registration statement becomes effective then the registrant (a foreign private issuer as defined in Section 230.405), shall, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of the registrant. Rule 15d-2(b) further provides that the special financial report shall be filed under cover of the facing sheet of the form appropriate for annual reports of the company, shall indicate on the facing sheet that it contains only financial statements for the fiscal year in question, and shall be signed in accordance with the requirements of the annual report form.

The Form F-1 Registration Statement did not contain the certified financial statements of Registrant for the year ended December 31, 2019; therefore, as required by Rule 15d-2(a) and (b), Registrant is hereby filing only the certified financial statements of Industrial Technical Holdings Corporation and related Management Discussion and Analysis for the fiscal year ended December 31, 2019 with the SEC under cover of the facing page of an annual report on Form 20-F and signing in accordance with the requirements of the annual report form..

2

3

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong 香港紅磡德豐街22號海濱廣場二期13樓1304室 Tel : (852) 2126 2388 Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Industrial Technical Holdings Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Industrial Technical Holdings Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-years period ended 2019 and 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the years in the two-years period ended 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered from losses from operations and significant accumulated deficits. The Company comes to have insufficient cash flows generated from operations and provided for development. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA& Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2019.

Hong Kong, China

June 29, 2020

Industrial Technical Holdings Corporation

Consolidated Balance Sheets

(Stated in US Dollars)

	December 31,
	(Audited)
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$468,229	$608,001
Accounts receivable	301,046	274,862
Other receivables	35,717	71,331
Due from related parties	-	11,635
Prepayment	72,972	411,092
Deferred IPO cost	133,480	106,750
Inventories	1,874,910	1,940,315
Other current asset	82,585	111,246
Total current assets	2,968,939	3,535,232

Non-current assets:
Property, plant and equipment, net	445,158	586,144
Construction in progress	91,855	93,367
Intangible asset	7,131	2,907
Investment in joint venture	27,888	35,071
Total non-current assets	572,032	717,489
TOTAL ASSETS	$3,540,971	$4,252,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Convertible notes payable	$123,750	$-
Accounts and other payable	1,804,194	2,828,318
Advance from customer	208,816	250,036
Tax payables	16,425	5,370
Due to related party	32,310	47,354
Total current liabilities	2,185,495	3,131,078
TOTAL LIABILITIES	2,185,495	3,131,078

COMMITMENTS AND CONTINGENCIES		-

SHAREHOLDERS’ EQUITY
Common shares, $0 par value, 100,000,000 shares authorized, 3,373,760, 3,236,400 and 2,342,100 shares issued and outstanding at December 31, 2019, 2018 and 2017, respectively		-
Additional paid-in capital	3,074,892	2,792,395
Accumulated Deficit	(1,515,197)	(1,486,338)
Accumulated other comprehensive income	(204,219)	(184,414)
Total shareholders’ equity (deficit)	1,355,476	1,121,643

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,540,971	$4,252,721

Industrial Technical Holdings Corporation

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Stated in US Dollars)

	For the years ended December 31, (Audited)
	2019	2018

Revenues	$5,949,834	$6,182,801
Cost of revenues	4,090,080	4,743,454
Gross profit	1,859,754	1,439,347

Operating expenses:
Selling and marketing	177,752	343,719
General and administrative	1,734,624	1,819,087
Stock-based compensation	20,000	127,500
Total operating expenses	1,932,376	2,290,306

Operating Income	(72,622)	(850,959)

Other income (expenses):
Other income	153,238	264,463
Other expense	(92,073)	(37,580)
Share of loss of investment in joint venture	(6,690)	(11,199)
Total other income (expenses), net	54,475	215,684

Income before income taxes	(18,147)	(635,275)

Income tax expense	10,712	-

Net loss	$(28,859)	$(635,275)

Weighted average number of shares, basic and diluted	3,312,029	3,090,392
Loss per share, basic and diluted	(0.01)	(0.21)

Other comprehensive income (loss):
Foreign currency translation adjustment	(19,805)	(106,556)
Comprehensive income	$(48,664)	$(741,831)

Industrial Technical Holdings Corporation

Consolidated Statements of Changes in Stockholders’ Equity

(Stated in US Dollars)

	Common shares	Additional paid-in capital		Subscription Receivable	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total equity

Balance at December 31, 2017	2,342,100	1,294,638		-	(851,063)	(77,858)	365,717

Net loss	-	-		-	(635,275)	-	(635,275)
Foreign currency translation adjustment	-	-		-	-	(106,556)	(106,556)
Common stock issued for cash	25,500	127,500		-	-	-	127,500
Common stock issued for service
Warrants converted to common stock	868,800	1,370,257		-	-	-	1,370,257
Balance at December 31, 2018	3,236,400	2,792,395		-	(1,486,338)	(184,414)	1,121,643
		-		-
Net loss	-	-		-	(28,859)	-	(28,859)
Foreign currency translation adjustment	-			-	-	(19,805)	(19,805)
Common stock issued for cash	50,000	224,997	[1]				224,997
Common stock issued for service	4,000	20,000					20,000
Beneficial conversion feature on convertible note issuance		37,500					37,500
Warrants converted to common stock	83,360						-
Balance at December 31, 2019	3,373,760	3,074,892		-	(1,515,197)	(204,219)	1,355,476

_____________

1 On June 10, 2019, the Company sold an aggregate of 50,000 common shares to third party investor. The aggregate purchase price was $250,000 from which the issuance cost of $25,003 was deducted.

Industrial Technical Holdings Corporation

Consolidated Statements of Cash Flows

(Stated in US Dollars)

	For the years ended December 31, (Audited)
	2019	2018

Cash Flows from Operating Activities:
Net income	$(28,859)	$(635,275)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	183,205	190,806
Gain on fixed asset disposal	(13)	-
Fixed assets write-off	-	132
Share-based compensation	20,000	127,500
Bad debt expense	(137,846)	154,476
Loss from equity investment	6,690	11,199

Changes in operating assets and liabilities:
Accounts receivable	106,865	(205,479)
Product inventories	34,359	(42,734)
Prepaid expenses and other current assets	370,474	(108,592)
Trade accounts and other payables	(1,017,089)	(263,265)
Amount due from related parties	31,384	(24,706)
Amount due to related parties	(34,246)	(75,295)
Other non-current asset		-
Net cash provided (used) by operating activities	(465,076)	(871,233)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(22,665)	-
Investment in construction in progress		-
Proceeds from sale of fixed assets	29	-
Purchase of intangible assets	(5,653)	(3,173)
Net cash used in investing activities	(28,289)	(3,173)

Cash Flows from Financing activities:
Issuance of common shares and warrants for cash, net of issuance costs	224,997	1,370,257
Proceeds from convertible notes payable	135,000	-

Net cash provided by financing activities	359,997	1,370,257

Effect of exchange rate changes on cash and cash equivalents	(6,404)	(12,002)

Net increase (decrease) in cash and cash equivalents	(139,772)	483,849
Cash and cash equivalents at the beginning of year	608,001	124,152
Cash and cash equivalents at the end of year	$468,229	$608,001

Cash paid during the period for:
Income Tax	$-	$-
Interest	$28,319	$29,400

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION Ordinary shares issued upon warrant conversion

Industrial Technical Holdings Corporation

Notes to Consolidated Financial Statements

Note 1 - Organization and business description

Industrial Technical Holdings Corporation (“ITHC” or the “Company”) was incorporated on February 22, 2018 under the laws of the British Virgin Islands (“BVI”) as an investment holding company and it operates several subsidiaries with details as follows:

Company name	Ownership	Place and Date of incorporation	Paid-up capital	Principal activities
Industrial Technical Corporation Hong Kong Limited	100%	HKSAR / May 6 2008	Euro 500,000 and HK$10,000	Trading of the precision parts of agricultural equipment and machinery
Fortschritt China Agritech Limited	100%	HKSAR / June 13 2016	HK$ 100	Investment holding
Fortschritt Qingdao Agritech Ltd.	100%	PRC / December 22 2016	-	Design and engineering of the precision parts of agricultural equipment and machinery
Qingdao CSSC Technical Products Ltd.	100%	PRC / August 18 2005	$ 1,230,000	Design and engineering of the precision parts of agricultural equipment and machinery

On March 16, 2018, the Company entered into a share exchange agreement with ITC-HK (the “Reorganization”); ITC-HK exchanged 100% of its outstanding capital stock for 2,342,000 shares of common stock of the Company. ITC-HK was controlled by the majority shareholder of the Company, Andreas Spiegler, CEO, Principal Accounting Officer and Principal Financial Officer, and Simon Scholz, former Director.

In accordance with Accounting Standards Codification (“ASC”) 805-50-25, this Reorganization has been accounted for as a recapitalization among entities under common control. The “combination” of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previously separate entities consolidated from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings (accumulated deficit) at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805-50-45 5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

Note 2 - Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The Company’s consolidated financial statements are expressed in U.S. dollars.

Principle of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowances for deferred tax assets, allowance for doubtful accounts, the useful lives of fixed assets, valuation of share-based awards, accruals and other liabilities.

Going Concern Consideration

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed on the consolidated financial statements. The Company’s ability to continue as a going concern depends on the liquidation of its current assets and business developments. As of December 31, 2019, the Company incurred positive working capital, $783,444, a comprehensive loss of $1,719,416 and incurred a negative operating cash flow of $465,076. As of December 31, 2018, the Company incurred positive working capital, $404,154, a comprehensive loss of $1,670,752 and incurred a negative operating cash flow of $871,233. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

Our continuation as a going concern is dependent upon improving our profitability and the continuing financial support from our stockholders. Our sources of capital in the past have included borrowings from our stockholders and related parties. While we believe that our existing shareholders and related parties will continue to provide the additional cash to meet our obligations as they become due, there can be no assurance that we will be able to raise such additional capital resources on satisfactory terms.

Foreign currency translation

The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”). The consolidated financial statements are translated to U.S. dollars using the period-end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in its functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

Asset and liability accounts at December 31, 2019 and 2018 were translated at 6.9762 RMB to $1.00 and 6.8632 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to the statements of operations for the years ended December 31, 2019 and 2018 were 6.8985 RMB and 6.6174 RMB to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate.

Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company consolidated financial instruments include cash and cash equivalents, accounts receivables, other receivables, and various accrued liabilities. Accounts receivables and various accrued liabilities were not recorded at fair value. Their carrying values approximate their fair values due to the short-term nature of these instruments.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for non-collectible accounts as needed. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2019, 2018, the allowance for doubtful accounts were amounted to $37,898 and $175,744, respectively.

Prepayments

Prepayments represented advance payments made to its vendors for certain prepaid services such as marketing and promotions services, advisory serves, and rentals of Company’s office and technical services.

Deferred IPO costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the completion of the Initial Public Offering. Offering costs of approximately $133,480 have been charged to deferred IPO costs account until completion of the Initial Public Offering in 2020.

Other receivables

Other receivables represented employee advances to pay certain of its expenses in the normal course of business and security deposits.

The Company periodically adjusts its allowance for other receivables when it believes that the future collection of receivables is unlikely. Each party is obligated to refund the Company the amount it has paid. The Company recognizes any increase in allowance for other receivables upon significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payments (more than 365 days overdue upon demand) and any other economic factors which are considered indicators that the receivable may be impaired.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is calculated using the weighted-average method. In addition to the cost of raw materials, work in progress and finished goods include direct labor costs and overhead. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or market value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

Investments in joint ventures- Equity method

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investments in its joint venture are accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company share of net assets of the joint venture since the investment date. The consolidated statements of profit or loss reflect the Company’s share of the results of operations of the joint venture.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the pro-rata loss in the consolidated statements of profit or loss.

Upon loss of significant influence over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in consolidated statements of profit or loss.

Property and equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets with a 5% estimated residual values, as follows:

Useful Lives
Machinery	10 years
Furniture, fixture and electronic equipment	3-10 years
Vehicles	4 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2019 and 2018, no impairment of long-lived assets was recognized.

Revenue recognition

At the beginning of fiscal 2019, the Company adopted Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"), under the modified retrospective transition approach.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Under ASC 606, a performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and revenue is recognized when obligations under the terms of a contract with the customer are satisfied. For the product sales, revenue is recognized at a point-in-time when control of the product is transferred to the customer, which generally occurs when the product is shipped from manufacturing facility to the customer. When contracts include multiple products to be delivered to the customer, generally each product is separately priced and is determined to be distinct within the context of the contract. From the past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the year ended December 31, 2019 and 2018.

Sales and other taxes collected concurrent with revenue-producing activities are excluded from revenue. The Company have elected to recognize the cost for freight and shipping when control of products has transferred to the customer as a component of cost of sales in the consolidated statements of operations. The Company classify shipping and handling fees billed to our customers as net sales and the corresponding costs are classified as cost of sales in the consolidated statements of operations.

During years prior to fiscal 2019, the Company recognized revenue in accordance with ASC 605, Revenue Recognition ("ASC 605"). The adoption of ASC 606 did not materially change the timing or methods in which the Company have historically recognized revenue.

Cost of revenue

Cost of revenue consists of direct materials and freight-in charges relating to products sold, salary and related benefits for direct labors, depreciation and other overhead costs.

Selling and marketing expenses

Selling expenses consist of primarily shipping and handling costs for products sold and advertisement and marketing expenses for promotion of the Company’s products.

General and administrative expenses

General and administrative expenses consist primarily of costs in salary and welfare expenses for the general administrative and management staff, facilities costs, depreciation expenses, professional advisor fees, accounting fees, meals and entertainment, utilities, and other miscellaneous expenses incurred in connection with general operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718-10 “Compensation-Stock Compensation” which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, restricted stock units, and stock appreciation rights are based on estimated fair values. Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

The Company accounts for non-employee stock-based awards at fair value in accordance with the measurement and recognition criteria of ASC 505-50 “Equity-Based Payments to Non-Employees.

Segment Reporting

The Company follows the provisions of ASC Topic 280, “Segment Reporting”, which establishes standards for reporting information about operating segments of public entity by the method of “management approach” for determining reporting segments such as products and services, geographic areas, or major customers. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments.

The Company’s management reporting structure provided for only one operating segment during the period presented because other operating segments did not pass quantitative threshold according to ASC 280-10-50-10(b). Moreover, the Company operates in one single geographic area. In short, the Company is not required to present separate segment information in this financial statement.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled.

Deferred tax is charged or credited in the consolidated statement of operations, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of December 31, 2019 and December 31, 2018, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Value Added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. The VAT collected from customers is excluded from revenue. The Company’ revenue is subject to a VAT rate of 17% before April 30, 2018, and a VAT rate of 16% from May 1, 2018 onwards.

Loss per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share,” ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relates to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Related Party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Risks and Uncertainties

The concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2019 and 2018, $468,229 and $608,001 were deposited with banks located in the PRC, Hong Kong and the U.S., respectively. U.S. bank account of ITHC is an escrow account managed by attorney. Bank balance of HK ITC is covered by the Hong Kong Government Deposit Protection Scheme while those in PRC is not covered by insurance. While management believes that these financial institutions and third-party fund holder are of high credit quality, they will monitor their creditworthiness continuously.

Political and economic risk

The Company’s major operations are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment, and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC, and by changes in governmental policies or interpretations with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Foreign currency exchange risk

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. We are a holding company and we rely on dividends paid by the Company’s operating subsidiaries in China for its cash needs. Any significant revaluation of the RMB may materially and adversely affect our liquidity and cash flows. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive. Conversely, if the Company decide to convert RMB into U.S. dollars for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount the Company would receive.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09.

As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after-tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2017-1 as of January 1, 2018 and believe the adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. This ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. The Company adopted ASU 2017-09 as of January 1, 2018 and adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company is currently evaluating the impact of the adoption of ASU 2017-11 on its consolidated financial statements and related disclosures.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement - Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company adopted ASU 2018-02 as of January 1, 2019 and adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

Note 3 - Accounts receivable, net

	December 31,	December 31,
	2019	2018
Accounts receivable, gross	$338,944	$450,606
Less: bad debt provision	(37,898)	(175,744)
Accounts receivable, net	$301,046	$274,862

The amounts of accounts receivable remained outstanding 365 days past due are deemed as uncollectible by the Company. They assesses the recoverability of uncollected accounts receivable continuously. The detail of bad debt provision as following:

	December 31,	December 31,
	2019	2018
within 1 month	$-	$-
1-2 months	-	-
2-3 months	-	-
3-6 months	-	-
6-12 months	-	-
> 1 year	37,898	175,744
Subtotal	$37,898	$175,744

Bad debt (recovery) expense for the years ended December 31, 2019 and 2018 amounted to $(137,846) and $154,476, respectively.

Note 4 - Inventories

Inventories consisted of the following:

	As of December 31,
	2019	2018
Raw materials	$288,687	$284,224
Finished goods	1,138,394	1,238,075
Low-value consumption goods	31,801	24,267
Work in progress	416,028	393,749
Total Inventory	1,874,910	1,940,315
Less: reserve for obsolete inventories	-	-
Total	$1,874,910	$1,940,315

Inventory includes raw material, work in progress, and finished goods. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. No lower of cost or net realizable value adjustment was recorded as of December 31, 2019 and 2018, respectively.

Note 5 - Investment in the joint venture - Equity method

In 2016, the Company entered the joint venture agreement with PlanET Biogas Global GmbH (PlanET Germany) to establish presence in China with technical support from PlanET Germany. Both parties agreed to invest $50,000 for 50% ownership of the joint venture entity. As of December 31, 2019, the joint venture has no significant operation.

The following table illustrates the financial information of the Company’s joint venture:

	December 31,	December 31,
	2019	2018
Share of the joint ventures’ (loss) for the year ended	$(6,690)	$(11,199)
Carrying amount of the Company’s investments in the joint ventures	$27,888	$35,071

Note 6 - Property and equipment, net

Property and equipment consist of the following:

	December 31,	December 31,
	2019	2018
Office furniture	$10,355	$10,526
Computer and office equipment	67,434	63,669
Equipment	1,432,253	1,438,252
Vehicle	81,573	82,916

Total property and equipment	1,591,615	1,595,363
Less: accumulated depreciation	(1,146,457)	(1,009,219)
Total	$445,158	$586,144

Depreciation expense for the years ended December 31, 2019 and 2018 amounted to $155,622 and $180,908, respectively.

Note 7 -Convertible notes payable

As of December 31, 2019 and 2018, notes payable consist of the following:

	December 31,	December 31,
	2019	2018
Convertible notes payable	150,000	-
Total convertible notes payable	150,000	-
Less: unamortized debt discount	(26,250)	-
Total	$123,750	$-

On July 1, 2019, the Company issued two separate convertible promissory notes to third parties at $75,000 each bearing interest at 8% per annum with a maturity date on July 5, 2020. The Company has sole discretion of settling debt, on or before the maturity date, with either cash or common stock. The holder has no ability to exercise the conversion feature. If the Company chooses to settle in stock, each note is convertible at a price equal to the lowest of $4.00 per share or a 20% discount to the market price of the share if the conversion occurs post-listing of its common shares. In addition, the Company has the option to repay the promissory notes with accrued interest due on or before the maturity date. The two convertible promissory notes contain beneficial conversion features of $37,500.

Note 8 -Trade accounts and other payables

As of December 31, 2019 and 2018, trade and other payables consist of the following:

	December 31,	December 31,
	2019	2018
Accounts payable	$1,640,406	2,324,339
Salary payable	103,208	117,365
Other payable	60,580	386,614
Total payables	$1,804,194	$2,828,318

Note 9 - Related party transactions and balances

The following is a summary of related parties’ balances as of December 31, 2019 and 2018:

		As of December 31,	As of December 31,
Account	Name of related parties	2019	2018
Amount due from related parties
	Andreas Spiegler, CEO, Principal Accounting Officer & Principal Financial Officer	-	1,504
	Arne Krueger, COO	-	10,131
Total		$-	$11,635

Amounts due to related parties
	PlanET China	32,310	47,354
Total		$32,310	$47,354

Note 10 - Equity

Common shares

The authorized number of common stocks were 100,000,000 shares of common stock with a par value of $nil per share. As of December 31, 2019, 2018, and 2017, there were 3,373,760, 3,236,400 and 2,342,100 shares outstanding, respectively.

During Feb 2018, the Company issued 600,000 shares and 300,000 warrants to SP Associates Corp for gross amount of $26,225 net of expenses incurred. Each warrant is exercisable for one common share with a cash exercise price of $5.00 and the life of the warrant is three years.

During February and March 2018, the Company issued 266,800 Units to subscribed investors for $5.00 per unit in cash at a gross amount of $1,333,532, net off issuance cost. Each Unit consists of one share of common stock and one warrant for subscribe the common stock of the Company. Each warrant is exercisable for one common share with a cash exercise price of $6.00 and the life of the warrant is three years

In September 2018, the Company issued 2,000 shares of common stock to a subscribed investor for $5.25 per share in cash for gross amount of $10,500.

On December 31, 2018, the Company issued 25,500 shares to its employees as a bonus at fair value of $5.00 per share.

On June 10, 2019, the Company sold an aggregate of 50,000 common shares to third party investor. The aggregate purchase price was $250,000 and the issuance cost was $25,003. The Company warrants that on the first day of trading on any major U.S stock exchange, the closing price of shares shall be a minimum $6.00 per share. In the event the closing price is less than six dollars $6.00 per share, the subscriber shall be issued additional shares according to the following formula: X=(I/ P x 0.8) Where: X is the number of additional shares to be issued to subscriber, I is the dollar value of the investment amount, P is the closing price of share on the first day of trading, S is number of shares originally issued to subscriber. The Company will recognize a liability under ASC 450-20 for the contingently issuable shares when the event is probable.

On June 10, 2019, the Company issued 4,000 ordinary shares valued at $5.00 per share to two independent directors in consideration for their services.

On June 15, 2019, the Company and subscribed investors mutually agreed to redeem all warrants held by subscribed investors on cashless basis which allow subscribed investor to convert every five warrants to one ordinary share of the Company. As a result, subscribed investor converted 266,800 warrants to 53,360 ordinary shares of the Company.

On June 15, 2019, the Company and SP Associates Corp mutually agreed to redeem all warrants held by SP Associates on cashless basis which allow SP Associates to convert every ten warrants to one ordinary share of the Company. As a result, SP Associates converted 300,000 warrants to 30,000 ordinary shares of the Company.

Warrants issued for cash

A summary of warrants issued for cash or services and changes during the years ended December 31, 2019 and 2018 is as follows:

	Number of	Weighted Average	Remaining Contractual
	Warrants	Exercise Price	Life
Balance at December 31, 2018	$566,800	$5.47	2.25
Granted	-	-	-
Exercised	-	-	-
Redeemed	566,800	-
Forfeited	-	-	-
Expired	-	-	-
Outstanding at December 31, 2019		$-
Exercisable at December 31, 2019		$-

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $nil and $nil as of December 31, 2019 and 2018, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing the registered capital of the respective company and are not distributed other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $1,892,557 and $1,892,557 as of December 31, 2019 and 2018, respectively.

Note 11 - Tax

The Company is registered in the British Virgin Island (BVI). The Group generated substantially all of its income from its PRC operations for the years ended December 31, 2019 and 2018.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed on any dividends and payment made to shareholders.

Hong Kong

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HKD 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018/19. The subsidiaries registered in Hong Kong did not have assessable profits that were derived from Hong Kong during the year ended December 31, 2019 and 2018. Therefore, during the reporting period, the profits of the Hong Kong registered subsidiary are subject to PRC income tax, and Hong Kong profits tax is not included here.

PRC Income Tax

ITC-HK and its subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), after appropriate tax adjustments, the income tax rate is 25% for resident enterprises and 20% for non-resident enterprises

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of the Company’s deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors. At December 31, 2019 and 2018 based on the weight of available evidence, the Company determined that it was unlikely that the Company’s deferred tax assets would be realized and have provided for a full valuation allowance associated with the net deferred tax assets.

The major components of income tax expense:

	December 31,	December 31,
	2019	2018
Current income tax	$10,712	$-
Deferred tax expense	-	-
Income tax expense	10,712	-

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended December 31, 2019 and 2018, respectively:

	December 31,	December 31,
	2019	2018
Income before income taxes	$410,212	$(289,585)
Tax rate	25%	25%
Provision for income taxes at the statutory tax rate	102,553	(72,396)
Change in valuation allowance	(64,378)	72,396
US GAAP adjustment	(300,485)	-
Permanent difference	271,110	-
Effect of different local tax rates	1,912	-
Income tax expense	$10,712	$-

Deferred tax assets

	December 31,	December 31,
	2019	2018
Deferred tax asset	71,413	$137,297
Valuation allowance	(71,413)	(137,297)
Net deferred tax asset	-	-

Note 12- Loss per Shares

Basic loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares of common stock in issue during the year. Diluted loss per share is not computed due to the anti-dilutive effect.

	December 31
	2019	2018
(Loss) attributable to equity holders of the Company	(28,859)	(635,275)
Weighted average number of shares	3,312,029	3,090,392
Basic (loss) per share	(0.01)	(0.21)

Note 13 - Commitments and Contingencies

We have several operating leases, primarily for offices and factories rent. Our principal executive offices are located in Qingdao, China. The aggregate future minimum payment under these non-cancelable operating leases are summarizes in the table below.

Twelve months ending December 31,	Minimum lease payment
2020	$199,850
2021	23,937
2022	-
2023	-
2024	-
Thereafter	-
Total minimum lease payments	$223,787

For the year ended December 31, 2019 and 2018, the Company has rent expense for the amount of $157,597 and $136,748, respectively.

As of December 31, 2019 and 2018, Company has no material purchase commitments, significant leases, unused letters of credit or pending legal proceedings.

Note 14 - Subsequent Event

On April 29, 2020, Forschritt China entered into a lease agreement to lease approximately 15,000 square feet of workshop and manufacturing facilities in Shuanglong Industrial Park, Huanxiu Subdistrict Office, Jimo District, Qingdao from Wang Gongyan. The lease commenced on May 1, 2020 and expires on April 30, 2021. The annual base rent under the lease is $25,585.

On May 26, 2020, ITHC signed a Letter of Intent to enter into a joint venture with IFDC Group A.S. of the Czech Republic (“IFDC”). The two companies intend to pool their resources to form a new company and factory, located in the Czech Republic, to produce and assemble machine parts and equipment for sale and distribution in the German and Eastern European markets.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Industrial Technical Holdings Corporation

Date: June 29, 2020	By:	/s/ Andreas Spiegler
Andreas Spiegler
President and
Chief Executive Officer

4

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

5