Form 20-F
period 2020-12-31
Industrial Technical Holdings Corp
filed 2021-04-30
CIK 1786989

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission file number: 333-233613

INDUSTRIAL TECHNICAL HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

BRITISH VIRGIN ISLANDS	3523	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

 Padělky 192

CZ- 763 17 Lukov

Czech Rep.

Telephone: +420-577-112-067

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

Title of Each Class	Outstanding as of December 31, 2020
COMMON	3,356,760

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☒ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Industrial Technical Holdings Corporation

Form 20-F Annual Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this annual report on Form 20-F constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “beliefs,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are no guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decision to differ materially from those anticipated in these forward-looking statements include, among other things:

•	Our planned level of revenues and capital expenditures;
•	Our ability to market and sell our products;
•	Our plans to continue to invest in research and development to develop technology for both existing and new products;
•	Our ability to maintain our relationships with channel partners;
•	Our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;
•

Our ability to launch and penetrate markets in new locations, including taking steps to expand our activities in Europe and Southeast Asia and to enter into engagements with new business partners in those markets;

•	Our intention to open new branches in key global locations and to increase marketing and sales activities;
•	Our intention to establish partnerships with industry leaders;
•	Our ability to implement on-line distribution channels and to generate sales from such channels;
•	Our ability to retain key executive members;
•	Our ability to internally develop new inventions and intellectual property;
•	Our expectations regarding future changes in our cost of revenues and our operating expenses;
•	Our expectations regarding our tax classifications;
•	Interpretations of current laws and the passages of future laws;
•	Acceptance of our business model by investors; and
•	Those factors referred to in the section of this prospectus titled “Risk Factors.”

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated financial data present the results for the three fiscal years ended and as of December 31, 2020 and 2019. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

Selected Statements of Operations Information:

	For the Fiscal Year Ended December 31, 2020	For the Fiscal Year Ended December 31, 2019
Revenue	$4,991,624	$5,949,834
Gross profit	$1,768,589	$1,859,754
Operating expenses	$1,867,647	$1,932,376
Income(loss) from operations	$(99,058)	$(72,622)
Provision for Income taxes	$18,669	$10,712
Net income(loss)	$(173,308)	$(28,859)

Selected Balance Sheet Information:

	As of December 31, 2020	As of December 31, 2019
Current assets	$2,573,659	$2,968,939
Total assets	$3,502,676	$3,540,971
Current liabilities	$2,035,748	$2,185,495
Total liabilities	$2,276,897	$2,185,495
Total shareholders’ equity	$1,225,779	$1,355,476

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISKS RELATING TO OUR BUSINESS

The novel coronavirus could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

The outbreak of a novel coronavirus (which causes the disease now known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since spread globally. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The foregoing are likely to adversely affect business confidence and consumer sentiments, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of the coronavirus also may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

In terms of the impact on us and the agricultural machinery, parts and equipment industry in China, after the COVID-19 outbreak began in China in December 2019, many Chinese villages were locked down to control the spread of the disease. Our factories and facilities as well as our suppliers were closed down on January 25, 2020 and we reopened on February 20, 2020. While we currently have enough raw material stock for 1 month, our suppliers are back to normal levels of activity, and we have the highest order income in the company’s history, the ongoing COVID-19 crisis may have significant and still not well-understood impacts on the agricultural sector, such as logistics and other disruptions, including shortages of raw materials and delivery problems.

Although our supply chains and our ability to produce agricultural parts and machinery are up and running, the foregoing developments, could adversely affect our ongoing operations; as farms struggle to recover from the effects of the COVID-19 pandemic, there may be less demand for our products, and we my see decreased and cancelled orders.

We currently are unable to predict the full effect of COVID-19 and responses thereto on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as damage to and recovery of the agricultural and other markets in China, the implementation of effective measures to prevent and contain further outbreaks, the development of effective medical solutions, the timing and scope of governmental restrictions on mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected. While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

We will need a significant amount of capital to carry out our proposed business plan, and a failure to raise sufficient funds will have a material adverse effect on our operations.

In order to carry out our proposed business plan, we will require a significant amount of capital. We estimate that we will need approximately $10 million to finance our planned operations for the next 12 months.

We intend to raise our cash requirements for the next 12 months through the sale of our equity securities in private placements, through shareholder loans or possibly through a registered public offering (either self-underwritten or through a broker-dealer). If we are unsuccessful in raising enough money through such capital-raising efforts, we may review other financing possibilities such as bank loans. At this time, we do not commit any broker-dealer to provide us with financing. There is no assurance that any financing will be available to us or if available, on terms that will be acceptable to us. We also may negotiate with our management and consultants to pay parts of their salaries and fees with stock and stock options instead of cash.

Our ability to obtain the necessary financing to carry out our business plan is subject to several factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay, or cancel our planned activities or substantially change our current corporate structure. There is no guarantee that we will be able to obtain any funding or that we will have sufficient resources to conduct our business as projected, any of which may have an adverse material effect on our operations.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China. The PRC government has in recent years implemented several measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 6.7% in 2016. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

Damage claims against our products could reduce our sales and revenues. If any of our products are found to cause injury or damage, the Company could suffer financial damages. We have not had significant claims for damages or losses from our products to date. The Company does not carry product liability insurance. Any claims for damages related to the products we sell could damage our reputation and reduce our revenues.

Disruption to our supply chain of parts needed for constructing our products could negatively affect our sales. The Company has not yet experienced significant problems in obtaining parts from suppliers required for constructing its products. However, there is no guarantee that some of the current suppliers may not be able to continue to provide parts needed for constructing our products from our current suppliers. We have no written agreements with any of our suppliers and order these parts from different manufacturers on a purchase order basis. If the manufactured parts do not meet the quality standard, the parts are not accepted by us. This could cause a shortage of those parts in inventory resulting in backorders and even cancellations of orders. Sales of existing products in inventory may not be sufficient to use all stock on hand before we can obtain replacement parts from other suppliers. This could reduce or eliminate our revenues.

Growth of our business will partially depend on the recognition of our FORTSCHRITT brand, and any failure to maintain, protect and enhance our brand would limit our ability to expand or retain our customer base, which would materially and adversely affect our business, financial condition and results of operations. We believe that the recognition of our brand among customers has helped us manage our customer acquisition costs and contributed to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include but not limited to our ability to:

•	maintain the quality and attractiveness of the products we offer;
•	develop and launch new products that satisfy our customers’ needs;
•	provide a superior customer experience;
•	increase brand awareness through marketing and brand promotion activities;
•	maintain a good relationship and retain favorable terms with our suppliers, service providers, and other business partners;
•	stay compliant with relevant laws and regulations;
•	compete effectively against existing and future competitors; and
•

preserve our reputation and goodwill generally and in the event of any negative publicity on our products, services, or other issues affecting us, China’s agricultural industry or China’s manufacturing sector in general.

A public perception that we do not provide satisfactory products or services to customers, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and had a negative impact on our ability to attract and retain customers, and our business, financial condition and results of operations may be materially and adversely affected.

Overall tightening of the labor market, increases in labor costs or any possible labor unrest may adversely affect our business and results of operations. Our business requires a substantial number of workers, and any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits, and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies to evolving customer needs or emerging industry standards, our business may be materially and adversely affected. To remain competitive, we must continue to stay abreast of the constantly evolving industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business. There can be no assurance that we will be able to use new technologies effectively or adapt to meet customer requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

We, our directors, management and employees may be subject to litigation and regulatory investigations and proceedings, such as claims relating to product safety, commercial, labor, employment, antitrust or securities matters, and may not always be successful in defending ourselves against such claims or proceedings. While we strive to maximize quality control, the selling of defective products may expose us to liabilities associated with customer protection laws. A manufacturer may be responsible for compensation on customer’s injury or loss even if such loss is not caused by the manufacturer. Thus, we may also be held liable if our suppliers, dealers or other business partners fail to comply with applicable rules and regulations. Though we can ask the responsible parties for indemnity, our reputation could still be adversely affected. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, antitrust, securities or other matters, which could adversely affect our reputation and results of operations.

After we become a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business. We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. We have not, but may in the future become, subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of intellectual property purportedly relating to some aspect of our technology, products or business, if any such holders exist, would not seek to enforce such intellectual property against us in China, Europe, the United States or any other jurisdictions. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against any such infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, and our business, financial position and results of operations could be materially and adversely affected.

RISKS RELATING TO DOING BUSINESS IN CHINA

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. While some of these measures may benefit the overall Chinese economy, they may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of the legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws. We are a company incorporated under the laws of the British Virgin Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Our employment practices may be adversely impacted by the labor contract law of the PRC. The PRC National People’s Congress promulgated the Labor Contract Law which became effective on January 1, 2008, and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. Much of our revenues and costs are denominated in Renminbi. a significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of and any dividends payable on our Shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars to make payments for dividends on our Shares or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website. The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors, as well as all other firms located in the PRC, are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders. The EIT Law provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of the PRC as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in the PRC for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of the ADSs may be subject to a PRC withholding tax.

This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations and may require us to withhold tax on our non-PRC shareholders.

We are subject to PRC laws governing the industry in which we operate. If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties, which would have a material adverse effect on our business and operations. Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local rules and their implementation are not necessarily consistent with the regulations at the higher or national level. Although we strive to comply with all applicable PRC laws and regulations, the relevant PRC government authorities may decide that we have not been in compliance with certain laws or regulations.

If the Chinese government determines that the corporate structure through which we control our PRC subsidiaries does not comply with applicable regulations, our business would be adversely affected.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity of our corporate structure and control of our operating PRC subsidiaries.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between the Registrant and its Chinese operating subsidiaries. We cannot assure you that the PRC regulatory authorities will not determine that our corporate structure or operations violate PRC laws, rules or regulations. The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies.

In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to us, our business and operations.

We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future Chinese laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease certain of our operations. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If we are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	Revoking the business and operating licenses of CSSC, FORTSCHRITT, and PlanET;
•	Discontinuing or restricting the operations of CSSC, FORTSCHRITT, and PlanER;
•	Imposing conditions or requirements with which we may not be able to comply;
•	Requiring us to restructure the relevant ownership structure or operations;
•	Restricting or prohibiting our use of the proceeds from our offerings to finance our businesses and operations in China; or
•	Imposing fines or other forms of economic penalties.

The imposition of any of these penalties would have a material adverse effect on our financial condition, results of operations and prospects.

RISKS RELATING TO OUR ORDINARY SHARES OF STOCK

There is no public market for our ordinary shares and you may not be able to resell our ordinary shares at or above the price you paid, or at all. There is currently no public market for our ordinary shares. We cannot assure you that our ordinary shares will ever be qualified for public resale, or if qualified, that an active public market for our ordinary shares will develop. If there is no public market for our ordinary shares, you may lose some or all of your investment.

The continued sale of our equity securities will dilute the ownership percentage of our existing stockholders. The Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and the issuance of any such shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding ordinary shares. If we do issue any such additional ordinary shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other stockholders. As a result of such dilution, if you acquire ordinary shares, your proportionate ownership interest and voting power could be decreased.

FINRA sales practice requirements may limit your ability to buy and sell our ordinary shares, which could depress the price of our shares. FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress our share price.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differs from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a newly public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business. If we become a public company as planned, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with rules implemented by the Securities and Exchange Commission, or the SEC, as well as any exchange or listing platform in which our securities may be quoted. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions, and other regulatory action and potentially civil litigation.

Indemnification of Directors and Executive Officers and Limitation of Liability. BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our memorandum and articles of association provide indemnification for our officers and directors against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings, provided such persons acted honestly and in good faith.

Our Articles of Association additionally provide that any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. In the event a shareholder’s certificate is lost, stolen, or is the subject of a fraudulent use or representation or transaction, the shareholder may be required by the Company to provide an affidavit of the facts surrounding the loss, theft or fraudulent activity before the Company issues a replacement certificate or certificates. When authorizing such issuance of a replacement certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to give the Company a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

The indemnification provided to the company, its officers and directors is not intended to, and shall not protect or indemnify for liabilities arising under the Security Act of 1933; and such provisions are not intended to, and shall not nullify any shareholder claims, and/or act as a waiver of the ability of shareholders to bring any claims against the Company and its directors and officers. In the event that a claim for indemnification is asserted by any director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The market price of common shares may be volatile, which could cause the value of your investment to decline. Even if a trading market develops, the market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our ordinary shares in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of our ordinary shares could decrease significantly. You may be unable to resell your ordinary shares of at or above the initial public offering price. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, or at all.

RISKS RELATING TO TAXATION

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualified to enjoy certain treaty benefits. Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary. Accordingly, Industrial Technical Corporation Hong Kong Limited may qualify for a 5% tax rate in respect of distributions from our PRC subsidiaries. Under the Notice of the State Administration of Taxation (“SAT”) on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under treaties for dividends received from our PRC subsidiaries.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that, as a BVI company, our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, or a sale of shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

INDUSTRIAL TECHNICAL HOLDINGS CORPORATION (“ITHC” also the “Registrant” the “Company” “us” “we” and “our”) was incorporated on February 22, 2018, under the laws of the British Virgin Islands. ITHC owns 100% of Industrial Technical Corporation Hong Kong Limited (“ITHC-HK”). ITHC-HK is a holding company based in Hong Kong which conducts operations through subsidiaries as follows:

(i) ITHC-HK owns 100% of Qingdao CSSC Technical Products Ltd. (“CSSC”); a manufacturer of machinery components based in mainland China. CSSC specializes in the design and engineering of the precision parts of agricultural equipment and machinery; and

(ii) ITHC-HK owns 100% of FORTSCHRITT China Agritech Limited (“FORTSCHRITT HK”); a holding company based in Hong Kong; and

(iii) FORTSCHRITT HK owns 100% of FORTSCHRITT Qingdao Agritech Ltd. (“FORTSCHRITT” also “FORTSCHRITT China”); a manufacturer of modern agricultural machinery. Forschritt currently produces two models of high-density baler machines, with approximately two hundred units in various stages of assembly, and 4 completed units having been sold by CSSC in January 2020. The company also has completed prototypes for several other agricultural machines; and

(iv) CSSC owns 50% of PlanET Biogas China Ltd. (“PlanET” also “PlanET China”); a joint venture with a leading German company in the area of engineering and building green energy biogas plants. PlanET has no sales to date.

The Company’s corporate structure is shown in the below diagram:

Our operations began in 2004 with the founding of CSSC. CSSC produces agricultural machinery parts for the German market as well as for FORTSCHRITT and PlanET. To date, we have not sold any products through our FORTSCHRITT or PlanET subsidiaries.

Due to China’s largely unmechanized agricultural industry, agricultural waste products (primarily straw) have typically been burned rather than baled for other uses. In 2015, as pollution levels from burning post-agricultural straw peaked in China, CSSC developed a potential solution to significantly reduce burning straw and instead convert the straw into green energy.

CSSC’s proposed solution to the pollution problem resulted in the Company’s expansion into the FORTSCHRITT brand, to produce highly efficient state-of-the-art machinery for the mechanization of Chinese agriculture, and PlanET to process agricultural waste products into usable energy products.

Our principal executive offices are located at Huanxiu Street Office, Shuanglong Industrial Park, 266201 Jimo, Qingdao, China. Our telephone number is +86(0)532-89657397. Our website address is http://www.ithc.online Information on our subsidiaries you can find here:

SUBSIDIARY	FIELD OF ACTIVITY	WEBSITE
CSSC	MACHINERY COMPONENTS	http://www.cssctp.com
FORTSCHRITT	AGRICULTURAL MACHINERY	http://www.FORTSCHRITTlandmaschinen.com
PlanET	GREEN ENERGY - BIOGAS PLANTS FOR AGRICULTURE	http://www.planet-biogas.com

We are not a reporting issuer under any securities legislation and our securities are not listed or posted for trading on any securities exchange or stock quotation system.

The SEC maintains an internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at http://www.ithc.online. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

B. Business Overview

The Company comprises FORTSCHRITT, CSSC, and PlanET, all three of which are operated through the Company’s Chinese subsidiaries.

In 2004, CSSC was found in Qingdao. The aim was to create a low-cost production platform supplier for the German industry and to produce finished products for the Chinese market. Since its inception, CSSC’s Chinese workers have been trained to produce components acceptable to its primarily German clientele (over 90% of CSSC’s production is exported to Germany). The company’s workers receive intensive in-house training and instruction and receive international licensing as needed through the German technical association (TÜV).

In 2015, pollution levels peaked in China. A major cause was attributed to the burning of straw after harvesting directly on the fields as agriculture was largely unmechanized at this time. In discussions with local government representatives, potential solutions were discussed to significantly reduce emissions.

The degree of pollution caused by the burning of the straw, which was carried out on a large scale in China, “was visible in the atmosphere”:

At that time, CSSC suggested a potential solution to the local government to significantly reduce or eliminate the burning of straw and begin collecting it by hay pressing (baler) machines and then ferment it in biogas plants to extract green energy.

For this reason, we found two additional companies:

•	FORTSCHRITT China Agritech Limited produces modern agriculture machinery including high- pressure baler machines, transport units and harvesting machines, from parts manufactured by CSSC, building upon the well-known German brand, FORTSCHRITT; and

•	PlanET, a joint venture with a leading German company in Biogas Plants engineering and building.

As a Chinese producer of high-quality precision machine parts and technical components, CSSC currently produces parts and components for FORTSCHRITT and plans to produce parts and components for PlanET when such parts and components are required.

In 2016, prior to manufacturing parts for FORTSCHRITT, CSSC imported 6 K868 machines from Maschinenfabrik Stolpen Gmbh (“MAFA”) and subsequently sold the 6 machines to a wholesaler domiciled in the inner Mongolia region of China in order to test the market.

CSSC currently manufactures parts for FORTSCHRITT branded machines assembled and sold by third parties, and CSSC also currently manufactures parts for FORTSCHRITT branded machines assembled by FORTSCHRITT China for sale into the Chinese market. During 2017 – 2018 CSSC manufactured and sold the parts for 30 FORTSCHRITT K838 machines to MAFA, and MAFA subsequently assembled the parts and sold the 30 machines into the German market.

While FORTSCHRITT China has not commenced full production of K838 and K868 machines at their facilities, the company has assembled two K838 machines and two K868 machines using parts produced by CSSC, and in January 2020 the two K838 machines and two K868 machines were sold. A total of approximately 100 K838 and 100 K868 machines using CSSC sourced parts are currently in various stages of assembly by FORTSCHRITT China.

The Company plans to use the synergies between its three brands to become a leader in green agriculture, both within China and worldwide, by providing machinery through FORTSCHRITT and CSSC (i) for the mechanization of Chinese agriculture, (ii) for agricultural operations worldwide, and (iii) as part of a green agricultural system whereby organic agricultural waste products are converted into usable energy.

In order to carry out this plan, we estimate that we will need approximately $10 million for the next 12 months, as follows: approximately $4 million for purchasing raw material, employee wages, and operating expenses until the company has sufficient income from sales to fund its operations; approximately $3.5 million for equipment, coating line and machinery; and approximately $2.5 million for research and development, including re-engineering of older model FORTSCHRITT machines and development of new machines.

FORTSCHRITT COMPANY PROFILE

FORTSCHRITT was incorporated in December 2016 in Hong Kong and China to manufacture FORTSCHRITT branded agricultural machinery in China from parts sourced from CSSC.

BRAND HISTORY

1.

The “FORTSCHRITT” brand looks back on a rich history, stretching over more than 150 years of inventing, developing, and producing agricultural machines and special purpose vehicles. The foundations of the brand were laid in 1854, when August Klinger began to manufacture crop cleaning equipment in Neustadt, Saxony. Ten years later, the first moveable mower was introduced. 1896 the first straw press in the world was presented to the public.

2.

In the years between the world wars Klinger, still a family enterprise, expanded heavily, building a major production base in Neustadt and subsequently acquiring competitors and technology suppliers such as Kuettner and Hering AG in Nuremberg.

3.

Situated in Saxony, the company came under the control of the East German government in the soviet occupied part of Germany after WWII. In 1949 the “FORTSCHRITT” brand launched and the company nationalized. In the following decades, further enterprises were put under the umbrella of the “FORTSCHRITT” brand, culminating in the formation of a “Kombinat”, the socialist version of an integrated industrial complex in 1978. “FORTSCHRITT” became one of East Germany’s most successful brands, its machinery was widely used throughout the eastern bloc- from the tobacco and sugar cane fields of Cuba to the Russian wheat-growing plains in Europe and to the rice fields of China in the far east. Above that, the Kombinat’s machines were also exported to several western countries and “FORTSCHRITT” became an important hard currency revenue generator for East Germany. After the collapse of the GDR, the Kombinat was reorganised by the Treuhand, the German state-owned asset administrator. At this point a direct descendant of August Klinger, purchased Maschinenfabrik Stolpen (“MAFA”), a company that had been spun off in the break-up of the Kombinat, including all plans, drawings, patents and other IPR of Kombinat FORTSCHRITT’s machinery portfolio

4.

The other parts of the Kombinat were sold to different purchasers. In the following decade the successor companies of the Kombinat saw several changes of ownership and re-branding. In 2004, the production was ceased and the main factory in Neustadt closed down. Nowadays, MAFA is the only entity still active from the break of Kombinat FORTSCHRITT over 25 years ago.

MILESTONES FROM 1854 TILL NOW:

KOMBINAT FORTSCHRITT PRODUCTS 1990

(year of German Reunification, privatization and break-up of “Kombinat FORTSCHRITT” begins)

EXAMPLES OF THE RANGE OF KOMBINAT FORTSCHRITT’S AGRICULTURAL MACHINERY:

RAKE, BALER, AND FORAGE HARVESTER

TRACTOR AND HARVESTER

23

SPECIAL MACHINE SPRAYER, APPLE HARVESTER

24

POTATO HARVESTER, FULLY AUTOMATIC

All machines are state-of-the-art and demonstrably superior to existing Chinese equipment and harvesting techniques due to manufacturing efficiency, overall quality, and long useful life requiring minimal maintenance.

Since the 1970s almost all agricultural machines have seen only minor alterations of engineering and design features; this continues to be true for virtually all machinery manufactured and distributed today.

Kombinat FORTSCHRITT, unlike most of its western counterparts, was organized as a fully integrated business. All engineering developments were completed by own internal design teams and all parts, to the last screw were manufactured in-house. This resulted in “FORTSCHRITT” designs and engineering know-how being documented in detailed production drawings to the smallest part of a complex machine.

The Kombinat’s engineers had to fulfill the requirements of the socialist countries’ markets, demanding easy-to-maintain, durable machinery.

From the 1970s the Kombinat’s machines were also required to be suitable for export to western customers, in order to serve as hard currency spinner for the East Germany state.

At its height Kombinat FORTSCHRITT employed more than 60,000 people in multiple locations throughout East Germany, being one of the nation’s biggest and internationally most successful enterprises.

With the end of East Germany and the break-up of the Kombinat, the history of “FORTSCHRITT” seemed to have come to an end, as western competitors picked up production sites and individual part producing outfits. Western competitors used their own designs and brands, and the knowledge and engineering designs of FORTSCHRITT were ignored as they were deemed eastern, and thus unfashionable. Nevertheless, the brand continued to live on in many socialist countries, among them China, conserved through some of the original East German machines that can still be found operating in these countries.

MAFA, has since updated some of the designs acquired from Kombinat FORTSCHRITT and used them for OEM products for companies such as Case, Fendt, Kvernerland, and Kuhn.

25

BRAND STRENGTH AND PUBLIC AUDIENCE RECEPTION

Despite the fact that Kombinat FORTSCHRITT was broken up more than 25 years ago, the brand is still well-known in many parts of the world and its products are widely featured and discussed on the internet, by historians, former users, agro-machine fans, and collectors. On Youtube, more than 252,000 videos feature FORTSCHRITT machines. Google search FORTSCHRITT + Landmaschinen counts 231,000 hits.

26

Other models by FORTSCHRITT on the official stamps of the former GDR (East Germany): Tractor ZT 303, Beets-Toboggan-Core KS-6, Precision-Forage-Harvester E 280, Chopper-Harvester E 065

BANKNOTE: In the 70s and 80s, several “combine-harvesters” such as the FORTSCHRITT E512 were shown on the reverse side of GDR (East Germany) banknote

WORLDWIDE HARVESTER AND TRACTOR (ONE TYPE) EXPORT FIGURES:

27

EXPORT FIGURES FOR THE K434 BALER MACHINES TO UKRAINE, RUSSIA, CUBA AND CHINA:

28

The Company builds on strong FORTSCHRITT brand recognition in China stemming from the brand’s export history of over one hundred years. The Company designs and produces reliable, durable, and high-performing agricultural equipment and machinery. FORTSCHRITT has 16 employees, including research & development and technology design teams based in China and overseen by leading experts from Germany. The Company operates a state-of-the-art 2,500 square meter assembly line, as well as offices and warehouses in its leased premises located in Qingdao, China.

29

Pictures of the modern production line equivalent to European standards:

Modern research & development department and ready-made products:

Semi-finished parts in the warehouse:

30

FORTSCHRITT CHINA AGRITECH LIMITED commenced with production of the following machines:

Status of the production of the above machines:

A total of approximately 100 K868 machines are in various stages of assembly.

K838 has begun production in 2019 and two prototypes were sent to business partner for on-field testing in May 2019. Sales of K838 have begun in January 2020 with the sale of two K838 machines.

A total of approximately 100 K838 machines are in various stages of assembly.

E 36 Prototype has been completed;

E 251 Prototype has been completed;

ME01 Prototype has been completed.

31

Serial production of a high-density baler machine (K888) and a potato harvester is planned for 2021. In addition, a multi-function small tractor and crasher are slated for 2022. Plans to initiate a research & development team for these products and a specialized robotics team with a focus on the agricultural sector have also been developed.

HIGH-DENSITY BALER MACHINE K838 AND K868

The Company currently markets two high-density baler machines, the K838, and the K868. The smaller model, the FORTSCHRITT K838, is a robust, maneuverable, and powerful baler that has been on the market since 2016. The K838 is optimized for use on smaller and angled surfaces and is compatible with various bale-collecting machines.

32

FORTSCHRITT K838: SMALL HIGH-DENSITY BALER IN USE

The FORTSCHRITT K868 high-density baler machine can be used with tractors equipped with 70-110 horsepower engines. The baler can pick up straw, herbs, and green grass for husbandry feedstock. Field testing showed that the K868 is also able to process rice straw. With its unique automatic loading system, A K868 can clean 1 hectare (10,000 sqm) in approximately 30 minutes.

33

The advantage of both machines is FORTSCHRITT’s automatic-loading system, which is the subject of Chinese patent No. ZL 2016 2 1144174.6, which is valid through 21 October 2026.

Scope of the Chinese Patent. The utility model name is: An automatic loading device with a rotating parallel guide for picking up and binding square balers. The utility model relates to a rotary parallel rail type automatic loading device for picking up and tying machine, that is a special matching device which is installed behind the picking and tying machine and is convenient for automatic loading of the compressed side bundle along the rotating guide rail. The utility model comprises a rotary conveying end assembly, a near-horizontal conveying end assembly, a folding automatic tripping mechanism, an automatic return spring, a tripping pull wire, and a tilting pull rod. The device is matched with the picking and tying machine, and has a simple structure, a clever design, and a quick design. Efficient, the square baler of the front baler can be directly transported to the synchronous transporter, which effectively solves the problem that the knotted bundle is scattered to the ground, and the difficulty of picking up later and a large amount of labor is used, which greatly saves labor and compresses. The square bale combined with the harvesting process saves time and effort and fills the gap in China’s picking up and baling joint harvesting equipment.

While the Company does not currently receive any subsidies, and there is no guaranty that the Company will receive any future subsidies, the “Agricultural Audit Master Station” (part of the “Ministry of Agricultural & Rural Affairs”) officially certified our FORTSCHRITT baler machines. This is a state registration, which makes future state subsidies possible.

FORTSCHRITT passed the required tests to obtain state subsidies and market agricultural machines in China.

34

Going forward, automatization in the agricultural sector is key for China given the steady decrease in the percentage of the population working in agriculture (83% in 1969 versus 18% today) while salaries have increased (yearly ca. 10%).

See below:

(Labor market and salary report 2015/2016 German chamber of commerce)

Today, only 50% is mechanized and workers primarily use small hand-held operated machines:

35

LOADING WAGON E36

FORTSCHRITT machines require no manual handling. The FORTSCHRITT E36 loading wagon fulfills the purpose of loading, pick-up, and reloading greens and droughts. A powerful PICK-UP with five rows of prongs, a working width of 1.85m, hydraulic lifting, air-dyed feeler wheels, adjustable bearing pressure, and further adjustment possibilities ensures the best calculation quality and high-recording performance. The PICK-UP swITHChes off automatically during lifting. The universal dowel allows an optional lower or upper attachment.

36

FORTSCHRITT E36 LOADING-WAGON

This wagon is a market innovation with its automatic loading system and capability to cut straw and grass while transporting it in a pick-up.

The 4-raking unit is the heart of the trailer. The steering lever control has a much better wear behavior compared to curve tracks, so there is no interruption of the work, no knife breakage, and an independent knife restoration. The bottom can be hydraulically lowered by the tractor. Depending on the crop, the installation of knives can be optionally made, from “without a knife” to “33 knives”. All knives can be swiveled in and out.

We will also produce a trailer for tractors for transport purposes. This is an emerging field in China as historically, China did not produce enough tractors to meet demand, and transport is typically handled with heavy trucks. We believe this adoption of tractor-trailers will meaningfully reduce harvesting costs as agricultural workers will use their own tractors for transport versus hiring a truck operator.

The Single Rotor Rakes operates in tandem with the baler machine. It is used to turn the hay and straw to enhance the drying process from sunlight. We plan to introduce this model to the Chinese market.

E251 SINGLE ROTOR RAKES

37

ME 01 MULTITICAR / MULTITRUCK ELECTROMOBILE

This small truck is a multi-function electromobile with hybrid drive. It can be used for agricultural and communal purposes.

The front and back can be assembled with a variety of attachment tools.

38

We developed a working protype to conduct a range of battery system tests to fine-tune performance and evaluate various component pieces and attachments.

There is no multi-function electromobile with hybrid drive vehicle in China according to our research. The truck can be produced for the Chinese market and for export.

39

MILESTONES

12-2016	➢ Company founding
2017	➢ Construction of two new factories with office space for FORTSCHRITT China
➢ Investment in machines and equipment (e.g. lasers) for production of precision parts and components
12-2017	➢ Procurement of IT equipment, quality control software, robotics, and tooling equipment for production of the baler machines
2018

➢     Initiated a dedicated sales and marketing campaign, exhibition attendance, and displays

➢     Conducted successful tests in the Chinese market

➢     30 machines were produced for the German market and exported

➢ Two baler machine production lines are ready ➢ First six machines sold on backorder. Strong demand with production backlog growing.

40

NOTE: A main sales involves mandated SUBSTITUTION by the GOVERNMENT.
03-2019	➢ Produced four K838 and four K868 machines and conducted field tests with oversight and inspection of the Chinese government
06-2019	➢ Material for approximately 100 small and 80 medium to large baler machines produced
07-2019	➢ Field tests a resounding success and the Chinese government commits to providing ongoing support and targeted product substitution of nearly 30%
NOTE: Imported agricultural machines require payment of import taxes, transport costs, and VAT.
12-2019	➢ Conclude development of the multi-function electro mobile hybrid drive carrier and compact transporter for the Chinese agricultural and rural areas
2020	➢ Officially enter the Chinese market with two baler models and one trailer for serial production
2021	➢ Commence production of a harvester-machine

41

LOCATION OF ITHC IN CHINA

Qingdao - Population and Infrastructure

Qingdao has an international airport, highways to Shanghai (600km) and Beijing (550 km), an international deep seaport, which is the third biggest in China and the eighth biggest in the world. With the international port, Qingdao supplies more than 450 ports around the globe with 97 shipping routes. In 2018, the high-speed train connection to Beijing and Shanghai was completed.

In 2007, Qingdao was named as one of China’s top ten cities by the Chinese Cities Brand Value Report, which was released at the 2007 Beijing Summit of China Cities Forum (“The Global Financial Centre Index 24, Sept. 2018”. In 2009, Qingdao was named China’s most livable city by the Chinese Institute of City Competitiveness (“China’s Top 10 livable cities in China” Issued, 0. July 2009”).

As of 2014, Qingdao has a population of nine million people, with six universities, among them the Qingdao Technical College and the Qingdao Agriculture University with 1,500 academic staff.

This provides a fertile environment to attract junior-level engineers.

42

Qingdao. Located in the Shandong province is one of the major areas for wheat production (wheat is the main ingredient for all products):

43

MARKET - COUNTRYSIDE

China’s agricultural sector is the biggest in the world. The country is the number one producer in terms of output for many crops and fruits. Compared to other industrialized countries, China still employs a comparatively high percentage of its total labor force in the agricultural sector.

Major changes in wheat production 2017/18 was (in Mio t)

Source: USDA, Foreign Agricultural Service, Production, Supply, and Distribution database.

44

Major projected wheat output changes for 2017/18 (in Mio t)

Source: USDA, Foreign Agricultural Service, Production, Supply, and Distribution database.

45

CHINA WORLD MARKET SHARE AGRICULTURAL (PRODUCTION)

	PRODUCTION	EXPORT
GRAIN	20%	0.3%
WHEAT	17%	0.5%
CORN	22%	0.0%
RICE	30%	0.8
COTTON	26%	0.1%

GDP CONTRIBUTION BY SECTOR	LABOUR FORCE BY SECTOR

\s\ Source: IHS Global Insight 2013-2016 / National Bureau for Statistic / American Peanut Association	\s\ Source: CIA World Fact Book

This high ratio of labor force allocated to agriculture is not reflected in the overall contribution of the sector to the total GDP of the country. This fact indicates that the mechanization and industrialization of China’s farm sector are comparatively low. The National Bureau of Statistics displays a 55% mechanization rate for the agricultural sector, but within reason, it can be assumed that this figure includes outdated and inefficient machines and equipment, that may not even be in use any longer.

China is in the midst of a historic shift from traditional, labor-intensive agricultural practices to mechanized, high-tech agriculture. The agricultural sector is owned by the Chinese government, which has made the mechanization of agriculture and the shifting of the rural population to urban areas a top political goal. Changing population structure, limited agricultural land, and water resources, the increasingly different eating habits of the Chinese population make this issue the highest priority of the government. Food security is central to China’s strategic alignment and to all countries of the world.

Although China’s agricultural machinery industry is facing many challenges, the industry is still promising in the long run. The state has introduced the Thirteenth Five-Year Plan for National Agricultural Mechanization Development, an Action Program for Agricultural Machinery and Equipment Development (2016-2025), and other policies to promote full agricultural mechanization. Data shows that China’s comprehensive agricultural mechanization level hits more than 65% in 2016, away from the goal of 70% in 2020.

46

On February 4, 2018, the Central Committee of the Communist Party of China (CCCPC) and the State Council unveiled its first policy document for 2018. This document referred to as the No. 1 Document, traditionally focuses on agricultural and rural issues and is considered-to-be “a significant policy document that outlines goals for the upcoming year”. The overall message of 2018 No. 1 Document is focused on developing intensive, domestic agriculture to further China’s strategic interests under the theme of Rural Revitalization.

Source VDME Report

47

China aims to complete agricultural and rural modernization by 2035 and develop a strong agricultural sector while raising farm incomes to “moderately prosperous levels” by 2050. (See GAIN report CH18007)

Despite this huge amount of people still living on and engaged in farming, China is facing the challenge to modernize and industrialize the countryside further.

This issue is driven by three key factors:

DEMOGRAPHICS

The trend for moving from the countryside to the cities is worldwide and has many reasons. One reason is, that the living conditions in cities are mostly better than the countryside, the education of the younger generation is better also.

In 1991 almost 44% of the world population was working as a farmer, till 2019 this number is reducing to 28%.

48

Employment in agriculture (% of total employment) (modeled ILO estimate)

Source: International Labor Organization, ILOSTAT database (April 2019)

Since 2006 China’s rural areas have lost more than 115 million inhabitants (averagely 15 million p.a.), predominantly younger people in search of a better life moving to the cities with its factories and offices. Left behind is a rural society, feeling the impact of China’s rapidly shifting demographics towards an aging population even more than the cities. By 2020, nearly 20% of China’s total population will be 60 years and older (Source: United Nations/ National Bureau of Statistics).

Source: World Bank Source: U.S. Census Bureau, International Data Base

With less labor available, farmers face increased pressure from wage inflation and labor shortages, while at the same time opportunities for farmers to plant bigger fields develop. The ones who left the countryside or have become too old to work the fields themselves, lease their plots to an emerging class of agro-industrialists and agro-entrepreneurs.

49

FOOD INFLATION

China’s population spends over 1/3 (CPI basket contribution ratio 31.8% in 2016; Source: National Bureau of Statistics) of their disposable income on foodstuff, resulting in the stability of food prices being a pivotal issue for social stability. This could be observed during the years 2008-2011, when food prices spurred by multiple factors, were key drivers of inflation in China. Only a modernized, efficient producing agricultural sector will be able to fulfill the central government’s ambitious target of supplying 99% of the countries food consumption domestically at stable prices. In parallel, the growing demand for meat from China’s urbanized consumer class, leads to further increases in grain prices. The food price hikes recently experienced in China can only be countered sustainably, by increasing efficiency and output, while at the same time reducing the exposure to labor shortages and wage inflation risks.

ENVIRONMENTAL ISSUES

The farming sector is a major contributor to air and water pollution in China. Especially in the northern provinces of Henan, Hebei, and Shandong, the burning of straw on the fields had a major negative impact on air quality, especially during the period from August to late November. Beijing Meteorological Observatory believes, getting straw burning in the provinces surrounding the capital under control will significantly reduce air pollution in the capital. Furthermore, the overuse of fertilizer and inadequate application of pesticides are causing problems for water and soil. According to China’s Ministry of Environmental Protection, nearly 20% of the nation’s arable land is seriously polluted. With agriculture also being a major contributor to water pollution, the Chinese Ministry of Agriculture indicated, that millions of hectares of farmland near rivers may have to be taken out of production to ensure drinking water supply safety. Such a step certainly would jeopardize the government’s aims concerning food supply safety and price stability, thus making further steps towards the efficiency improvement of the agricultural sector inevitable.

ARABLE LAND PER PERSON (HECTARES)

(Source: Food and Agriculture Organization of the United Nations (FAO), 2015)

50

COMPARED TO OTHER COUNTRIES, CHINA STILL HAS A HUGE POTENTIAL FOR GROWING, WHILE THE MECHANIZATION IS LOW.

Agricultural land area (sq. km)

NUMBER OF AGRICULTURAL TRACTORS PER 100 SQ. KM OF ARABLE LAND

(UNITS PER 100 SQ. KM)

84 China (units per 100 sq. km) in 2000

51

China`s number of tractors was at level 84 units per 100 sq. km in 2000, up from 67 units per 100 sq. km the previous year. This is a change of 25.06%.

Agricultural machinery refers to the number of wheel and crawler tractors (excluding garden tractors) in use in agriculture at the end of the calendar year specified or during the first quarter of the following year. Arable land includes land defined by the FAO as land under temporary crops (double-cropped areas are counted once), temporary meadows for mowing or for pasture, land under market or kITHChen gardens, and land temporarily fallow. Land abandoned as a result of shifting cultivation is excluded.

Compared to other Asian countries, China has an enormous potential for growth:

Country	Year	Rural farmland per capita (hm2/farmer)	Tractor number (Unit/100 hm2)	Labor productivity (industrial added value of agricultural labor / U.S.)
China	2004	0,11	65	373
Japan	2004	00,3	4588	26557
Korea	2004	00,3	1239	9996

Source: Biennial Conference of the Australian Society for Engineering in Agriculture (SEAg), published by SEAg, Editors: T.M. Banhazi and C. Saunders - 13-16 of September 2009, Brisbane, QLD

Compared to the United States, China’s agriculture market has a significant growth potential:

	CHINA	USA
Number of farmer (in Mio)	241.7	3.2
Number of farms (in Mio)	200.2	2.1
Total farmland area (in Mio acres)	406.8	914.5
Corn-production area (in Mio acres)	89.7	87.4
Soya-bean production area (in Mio acres)	16.9	76.3
Wheat production area (in Mio acres)	59.6	45.3
Total size of greenhouses (in Mio sq. ft.)	83.6	61.8
Average farm size (in acre)	2	433.6

Source: Biennial Conference of the Australian Society for Engineering in Agriculture (SEAg), published by SEAg, Editors: T.M. Banhazi and C. Saunders - 13-16 of September 2009, Brisbane, QLD

52

Source: ERS compilation of data from China National Development and Reform Commission and USDA National Agricultural Statistics Service.

China’s agriculture equipment market is valued at around US$28 Billion in 2018 and is expected to reach nearly US$50 Billion by 2025. China has always attached great importance to agriculture, rural areas, and farmers, as agriculture is the primary industry of the national economy.

In 2004, China entered a new era in its approach to agricultural policy, as it began to subsidize rather than tax agriculture. As a result, since 2004, China’s agricultural market has maintained its growth momentum both for production and sale volume. The government has reiterated its commitment to support agriculture and increase the allocation of funds for the development of the rural economy. This has led to a continuous rise in the income level of farmers, increasing their ability to buy agriculture equipment.

China’s agricultural equipment industry is characterized by a large number of mostly unspecialized manufacturers producing low-technology machinery. The country has over 2,500 agricultural equipment manufacturers, mainly concentrated in Shandong, Henan, Jiangsu, Liaoning, and Zhejiang provinces, but due to the lack of resources like human capital, funding, and the infrastructure necessary to develop sophisticated farming machines, China still relies heavily on imports of foreign countries for high-tech farming machinery. According to the China Agricultural Machinery Distribution Association (CAMDA), the top five domestic manufacturers accounted for less than 25 percent of the market.

GOVERNMENT POLICIES

In the last decade, the Chinese government has raised awareness of the challenges the countryside is facing. This awareness is reflected by numerous supporting policies such as land reforms, increased credit availability in rural areas, the abolishing of VAT for farmers and agricultural goods, and last-but-not-least, a heavy increase of direct government subsidies for the agricultural sector. The government policies aim at several key points to spur the development & modernization of the countryside:

•	Increase farmers income
•	Create bigger farms
•	Increase agricultural production
•	Promote sustainable & environmentally safe farming
•	Encourage people from the cities to go back to the countryside and invest there
•	Improve food safety

(See: The Law of Agricultural Mechanization Promotion of the PRC)

53

SEASONALITY

CSSC’s slowest months are February through May. CSSC will use its slow months for the main production of parts for the Company’s FORTSCHRITT brand machines. Because the Chinese agricultural industry spans multiple climatic zones, and the Company plans to market products to other countries in varying climatic zones, we do not anticipate seasonality to have an impact on our business.

We do not anticipate seasonality to have an impact on our business at FORTSCHRITT. We will begin production of our E-Mobile at FORTSCHRITT for the Chinese market. This is a multifunctional machine, usable for summer (cutting grass, transport, cleaning) as well as for winter (snow slide, transport, cleaning, winter grit).

AGRICULTURAL SUBSIDIES DEVELOPMENT 2005-2014

(Source: Ministry of Agriculture/ National Bureau of Statistics)

54

MARKET - CHINA AGRICULTURAL MACHINERY

MARKET OVERVIEW

Until recently, the Chinese market for agricultural machinery was dominated by two types of enterprise:

•	Small-sized companies producing low-end, low price, low-quality machinery often propelled exclusively by humans or animals.
•	big state-owned enterprises, predominantly producing small horsepower tractors, at very low quality.

Traditionally, China’s farming sector consisted of small farms relying almost exclusively on manual labor. Since about 2004 China’s rapid change of its economic model from stone-age communism towards a market-driven economy, has started to take effect on rural live and work. Although still at a low level, mechanization has started and the availability and use of fertilizers as well as pesticides saw production levels soaring.

Nowadays the mechanization ratio has reached 55%, a still a very low level compared to western industrialized societies, and there is the reason to believe that this figure still includes a good number of very old, low-performance equipment.

The demographic developments, and the drag of the cities have left a countryside behind that is suffering from labor shortages and excessive aging. This demographic situation alone, favors the agricultural machinery sectors for many reasons:

LAND LEASE- people who started working in the factories are nowadays renting out there fields to other farmers, thus the average plot size is getting bigger. While bigger plots can be farmed more economically, the shrinking labor pool and aging rural society forces the farmers to increase the mechanization. This trend is supported by the government, first of all making it possible to lease farmland from third parties, secondly by putting in place special lending- and agriculture-related subsidy programs, encouraging bigger farm sizes.

MECHANIZED SERVICE COOPERATIVES- bigger fields and shrinking labor pool have seen the rise of a new class of agro-entrepreneurship in China, the so-called Mechanized Service Cooperatives (‘MSC’). These cooperatives often consist of groups of farmers pooling their resources to purchase high-performance equipment. After working their own fields, they rent out the machinery to other small farmers who cannot afford advanced equipment by themselves. These MSC’s have become so successful, that China Mobile, the leading countryside cellular network operator, even launched a platform for the MSC’s to manage their business more efficiently.

SURGING FARMERS INCOME- during the last decade, spurred by rising food prices, increased farm sizes and government supportive actions, rural incomes have improved significantly. Although the picture is incomplete due to a lack of data, increased production output, food prices and mechanization levels, imply that farming in China is moving towards becoming a real industry, that will ultimately create its very own industrialists.

55

GOVERNMENT POLICIES AND AIMS

An important indicator for the development of the countryside is the target set by the government to produce 85% of the agricultural output with only 7% of the labor force by 2030, bringing China in line with the modern industrial nations (Source: Ministry of Agriculture). This target corresponds to urbanization and demographic trends.

This aim seems more realistic than the goal laid down in a previous five-year plan, to source 99% of China’s food consumption domestically.

These developments have not gone unnoticed outside China and western companies began to widen their presence and activities in China in the last 4 years, either by developing sales & distribution networks for import machinery or setting up production bases in China.

Several market reports and industry experts estimate that the market for agricultural machinery is growing by over 10% p.a. This estimation is confirmed by figures published by western companies supplying and/ or producing agricultural equipment in China (Source: John Deere/ Claas/ Agco).

In 2015 more than 50% of the German agricultural machinery companies active in China, judged the business climate for agricultural machinery in the PRC as very good or good, with more than 80% judging the business climate in this sector as at least satisfactory (Source: Agrievolution/ VDMA). This makes China the market with the strongest outlook in this survey by far.

Nowadays 15% of the global output of agricultural machinery is manufactured in China already.

(Source: VDMA)

56

COMPETITION ANALYSIS & PEER ACTIVITY

MAIN COMPETITORS

The following key international and Chinese players have developed manufacturing bases for agricultural machinery in China.

JOHN DEERE, USA

The biggest agricultural machinery producer in the world has currently set up four plants in China in Ningbo, Harbin, Tianjin, and Jiamusi. John Deere also established a joint venture with Tianjin Tractor Manufacturing Co. Limited.

CNH (CASE NEW HOLLAND), ITALY

CNH operates four manufacturing sites in Harbin, Shanghai, Foshan, and Urumqi. The company´s largest manufacturing base In Harbin was commissioned in July 2014. New Holland produces a wide range of agricultural machinery ranging from tractors to add-on applications.

CLAAS, GERMANY

German-based company has grown through acquisitions aggressively in the past decade and propelled itself into the top tier of agricultural machinery manufacturers. The company reports an 11.3% growth in Asian sales in 2015. CLAAS raised 300 million USD in the US in 2012 issuing debt certificates to finance its further growth. In 2013 the company acquired an 85% stake in Shandong based Jinyee Machinery Manufacturing Co. Ltd, a state-owned enterprise.

AGCO, USA

The US Group has commissioned a major manufacturing facility in Changzhou in 2014, focusing on Tractors.

YTO GROUP, CHINA

The company´s tractor business is mainly conducted through its publicly listed subsidiary First Tractor Company Limited. The company´s business had been heavily affected by foreign competition, with its tractor sales declining by 22% in 2014 and its agricultural machinery sales dropping 18% in the same year.

FOTON LOVOL, CHINA

Since 2015 the company aggressively develops its agricultural machinery segment. In January of the same year, the company acquired Mater Macc, an Italian agricultural machinery enterprise. In March 2015 Phase I of its CNY 2 billion investment, a high-end agricultural machinery production base was commissioned focusing on balers and grain dryers.

ZOOMLION HEAVY MACHINERY, CHINA

Formerly known as Chery Heavy Industry Limited, spun off the mother company in 2014. Zoomlion Group is still the biggest shareholder, holding over 60% of the stock. In December 2014 the company commissioned a new production base with a planned capacity of 18,000 units of large-scale equipment, predominantly harvesters.

57

Besides these key players, a large number of small domestic enterprises are active in the market, which is still highly fragmented. These companies often produce very-cheap, very low-quality products and suffer from a lack of engineering capabilities and technological know-how.

Apart from the equipment as mentioned before providers and other Chinese enterprises have started to discover the countryside. Shandong-based white good giant Haier entered the arena, through its subsidiary Haier Finance, providing lease financing for agricultural machinery with two offices located in Beijing and Shanghai.

Haier Finance Advertisement for Agricultural Machinery Leasing, 2016

Suning, the Chinese electronics and home appliances retailing giant will invest CNY 5 billion in the Chinese rural market in 2016 to open 1,500 additional self-owned stores and develop 10,000 agent points and authorized service sites. The company’s chairman Zhang Jindong announced that by building channels like self-owned stores and Chinese local-featured halls, Suning aims to promote the industrialization of agriculture in China.

(Source: Chinatechnewswire)

STRATEGIC APPROACH AND KEY MARKETS (PROVINCES)

The company will initially launch the K868 baler machine in China’s ten biggest agricultural provinces. These 10 selected Provinces account for significant amounts of agricultural products.

Table: Agricultural output FCA’s target Provinces compared with total US production

	WHEAT	CORN	RICE
PROVINCES	79,815,000	135,402,000	37,943,000
UNITED STATES	57,966,700	333,010,910	8,613,090

The company will develop its own sales, distribution, and service network in the 5 northeastern provinces surrounding its production base in Shandong. These five provinces include some of the most productive in agriculture. The company will appoint provincial representatives and agents and work with local banks and nationwide operating providers of leasing finance. The company received an inquiry from a leading Shandong paper producer for 300 baler machines in July 2016.

58

Table: Provinces selected for FCA’s own distribution & service network

PROVINCE/ CROP	WHEAT	CORN	RICE
LIAONING	37,000	11,505,000	4,576,000
SHANDONG	20,588,000	19,321,000	1,064,000
SHANXI	4,038,000	5,322,000	810,000
HEBEI	12,306,000	15,087,000	542,000
HENAN	30,822,000	16,448,000	4,712,000
TOTAL	67,791,000	67,683,000	11,704,000

In six more Provinces, the company has already identified suitable distribution partners for its products and signed LOIs with several local distribution companies. These provinces are also among China’s most productive farming areas.

Table: Provinces with Distribution Partners

PROVINCE/ CROP	WHEAT	CORN	RICE
XINJIANG	6,235,000	4,216,000	590,000
INNER MONGOLIA	1,652,000	14,657,000	784,000
JILING	N/A	20,040,000	5,685,000
NINGXIA	703,000	1,658,000	700,000
HEILONGJIANG	925,000	23,244,000	18,439,000
GANSU	2,509,000	3,904,000	41,000
TOTAL	12,024,000	67,719,000	26,239,000

SALES & DISTRIBUTION

The existing dealerships and dealer networks in China for agricultural machinery is highly fragmented. The company seeks to develop relationships with leading sales organizations in key regions as well as develop its own sales network in the strongest farming areas, co-operating with bigger local farms and MSC’s.

The company is in active talks with First Mongolian Machinery Co. Limited in Baotou, a subsidiary of Norinco (www.norincogroup.com.cn), concerning access to their nationwide sales network.

The company will also approach leading machinery leasing and financing institutions such as Haier Finance and Agricultural Bank of China.

The company will attend important trade fairs throughout China such as the CIAME (China International Agricultural Machinery Fair) regularly.

59

SERVICE NETWORK

The company will train service technicians. They will independently operate in their provinces and order spare parts from the company or the local distributor. Our clear, structured design with no electronics involved in key operating parts, allow any car mechanic or locksmith to be trained to maintain and repair the machines.

The company will set up a service network of 3-5 mobile mechanics per province. These mechanics will rotate inside the provinces and return every four weeks to the Qingdao headquarter for further training. The service mechanics will be Qingdao-based employees, this way it can be prevented that they leave the company or start developing their local operations after obtaining the necessary know-how.

The company will establish a WeChat-based repair request platform and is considering further methods such as GPS trackers on the machines to obtain data concerning machinery use as well as market information.

The Directors that the additional turnover generated from spare part sales and servicing will amount to 4%-8% of the machinery sales volume per annum. Currently, it is considered to install GPS trackers on every machine sold, in order to establish a database that will enable the company to identify machinery use times and locations, in order to increase maintenance efficiency. The company is exploring opportunities for spare part shipping also through China Post’s agricultural product service and online order platforms.

60

CSSC COMPANY PROFILE

CSSC is the production base for FORTSCHRITT and PlanET. The main object of the enterprise is the production of agricultural machinery parts for the German market FORTSCHRITT and PlanET.

CSSC was established in Qingdao, China in 2004. QCSSC provides CAD design, prototype development, production, and assembly of metal products to such customers as HYDAC, HAKO, KÄRCHER, KRONE, and MINUTEMAN. The Company is staffed by 120 professionals including German management and a skilled team of European and Chinese specialists and 40 Trainees. The location is approximately 400m from the company “FORTSCHRITT China”. The whole area is about 10,000 sqm, 6,000 sqm production facility, storage, and office building.

CSSC`s metal-processing-spectrum includes full-automated laser-cutting, the use of combine-technology to stamping, folding, welding, finishing and assembly. In addition, we provide all the finishes including powder coating. CSSC`s machine-park with a modern and innovative production is absolute high-quality, and ensures our customers at all times to provide consistent and high-grade-products. The high-tech manufacturing equipment, ERP-process-control and the expertise of our highly-qualified-staff build a more solid foundation for quality, reliability of delivery times and competitive prices. CSSC manufacture all common materials such as normal and stainless steels, aluminum, and other nonferrous metals.

Typical Industrial work with Robotics nowadays, and part of CSSC beside its machine-park:

FACE RECOGNITION, LASER EQUIPMENT, ROBOT-WELDING

61

CSSC works with its customers to provide fully comprehensive product design, development, prototyping, manufacture, and assembly of final products. Customers entrust the Company with development tasks in such fields as vehicle technology (agricultural machinery, trailers, spare parts, etc.), traffic engineering (railway transport, spatial planning, alignment, planning, etc.), engineering (process engineering, power engineering, supply engineering, production engineering), material handling (platform trucks, cranes, etc.) and furniture design (product design, materials science, lighting design) as well as transport logistics.

// SERVICE MANAGEMENT. The Company creates long-term sustainable and fruitful business relationships by creating trust through transparency. The Company strives to keep its customers fully informed throughout the project lifecycle. From the idea and sketch to the complex system-solution, creation and design-development is part of this concept. They assist and advise on cost-optimization through intelligent planning and functional analysis.

For example, the selection of a suitable material plays just as an important role as the forming-process, the design, or the laser-compatible design-optimization. Their seamless combination of design and manufacture is effective and practicable. The implementation of customer ideas is made by the most modern design and construction software.

APPLICATION AREAS OF CSSC: CNC-MILLING DRILLING CNC-LASER-CUTTING PLASMA-CUTTING ROBOT WELDING MAG-WIG-WELDING BENDING SOURCING: FORGINGS & CASTINGS

62

// SERVICE. The CSSC metal-processing-spectrum includes fully automated laser-cutting, the use of combine- technology to stamping, folding, welding, finishing, and assembly. In addition, CSSC provides all the finishes including powder coating. The machine-park with the highest quality, modern and innovative production provides their customers with consistent and high-grade-products. The high-tech manufacturing equipment, ERP-process-control and the expertise of highly-qualified-staff provide a solid foundation for manufacturing quality, reliability of delivery times and competitive prices. CSSC manufactures all common materials such as normal and stainless steels, aluminum and other nonferrous metals.

// COMPETITORS. What distinguishes CSSC and makes it special compared to its competitors is its versatility. While other companies specialize in a particular activity, CSSC is broadly diversified and offers a variety of uses. CSSC offers e.g. not just welding in their portfolio. You have to distinguish between the manual welding MAG and TIG, and then there is still the welding by robots. Not only in China but also technology leading countries such as Germany, companies specialize in an activity to have a competitive advantage.

However, this advantage consists only in the subjective perception of each customer, because specialization suggests especially much experience and quality. CSSC has a unique selling proposition as a German-led company in China, which has been successful over 15 years as a supplier worldwide without ever having money borrowed.

63

// COMPETITIVE SITUATION. Customers include market leaders such as KÄRCHER, KRONE, AEROSPACE, or HAKO. And these customers not only order individual single parts but entire assemblies. This implies a wide range of finishing possibilities, from CNC laser cutting to wire erosion to sandblast. The CSSC produces everything in its own enterprise. And for sure the CSSC is also training. Constantly grow the own claim to quality, whether process assurance like automation (Industry 4.0), leadership and training of employees, or in the development of certifications.

Certifications for an industrial manufacturing company require high investment costs.

For every license of the assembly or welding of products for HIGH-SPEED TRAINS, FILTER-PLANTS, or WIND-GENERATORS, a company needs special certificates.

CSSC has more than 50 welders with international high-level welding certificates for railway or pressure vessels, supplied over 800 clients worldwide & produced over 30,000 assembly units (each unit consists of 2-150 single parts).

CSSC started supplying global players like KRONE, which focus on Agriculture Machinery. The subsidiary of ITHC collected experiences over one and half decade and is ready to supply the ITHC-owned-brand-FORTSCHRITT to produce own machines of the Agriculture Machinery. That`s what makes the competitive position of this subsidiary more than strong and defines specialization in a new way. CSSC builds the basic; Starting with the acquisition, to accounting and customer care up, to the packing and the dispatch of the parts on container ships or in airplanes.

64

PlanET COMPANY PROFILE

PlanET China; supplier for GREEN ENERGY

PlanET stands for “Planning and Application of Energy Technology”. PlanET China specializes in the design, construction, and service of advanced biogas plants. PlanET China is an affiliate of PlanET Biogas Group GmbH (“PlanET Germany”) which is based in Vreden, Germany. The PlanET Biogas Group is one of the leading providers for the planning, construction, service, and repowering of AD plants. We offer technical solutions for the use of 100 percent manure or slurry and challenging substrates such as grass or straw.

Mr. Andreas Spiegler is CEO of PlanET China, and as of June 2019 PlanET China had no employees. PlanET China plans to acquire prefabricated biogas equipment sourced from PlanET Germany, and use local Chinese workers to install and service the biogas equipment in China. Plan ET Germany will be responsible for design and engineering of the Biogas plants.

PlanET Biogas China ltd. is an affiliate of PlanET Biogas Group GmbH, which is based in Vreden, Germany. PlanET Biogas Group GmbH ranks among the leading biogas plant builders in Germany and Europe and has designed, constructed and services over 400 anaerobic digestion systems worldwide. PlanET China is located inside of the office building of CSSC.

The name PlanET stands for “Planning and Application of Energy Technology”. PlanET specializes in the design, construction, and service of advanced biogas plants. PlanET Germany started in 1998, and now has over 250 employees, and 400 operating biogas plants. The expected turnover of PlanET group will reach 160 Mio Euro in 2019.

65

BIOGAS

Biogas is a mixture of gases, predominantly carbon dioxide (CO2) and methane. Methane is the enriching component, which is used for energetic benefits. Sludge, bio-waste and leftovers, farm residues such as dung and slurry and selective energy crops like corn are ideally suited as input. Biogas develops through microbial degradation of organic substances without oxygen. The biogas can be transferred to a Combined Heat and Power Unit (CHP). The electricity and heat produced in this way can be used off-site or fed into the public grid.

BENEFITS OF BIOGAS

Biogas can be converted into electricity and heat or it can be used as fuel. It may be used as an equivalent to natural gas.

In addition to the economy of turning bio-waste streams into usable energy, biogas has enormous ecological advantages: Substituting fossil fuels with biogas reduces carbon dioxide (CO2) emissions, a recognized contributor to global warming. Digestion products can furthermore replace industrial mineral fertilizer because the mineral nutrients are not degraded and can be returned on the fields as a valuable fertilizer.

66

While countries like Germany reduced its emission of CO2 to -24,1%, Chinas emission grew up to +306,6% in 2017. (Source: Statista) The biggest emission of CO2 in the world gets out from China.

WHY IS BIOGAS NEUTRAL TO THE CLIMATE BALANCE?

67

68

Because of the biogas only CO2 which was created by the organic plants is used. But the fossil fuels come additional to our atmosphere and change the balance. For this reason, we have the climate change, one of the most dangerous processes in the human future.

On-Farm Solution. Recycling slurry and manure through an AD plant provides a sustainable system for adding value to farm waste and boosting farm income. The PlanET on-farm solutions are tailor-made and meet the needs of agricultural farms in order to successfully integrate a plant in an already existing business. It is possible to simply utilize the existing farm waste stream to generate power and provide fertilizer. Most project calculations show customer return on investment capital (ROIC) of more than 10% once investment, fixed and variable costs and electricity generation revenues have been considered. Furthermore, on-farm AD plants generally benefit from high levels of public acceptance and do not normally require additional space.

Heat Use. Biogas offers a number of outstanding interactions especially with regard to the methods of livestock farming. Pig and poultry farmers, in particular, need considerable amounts of heat. Most of the CHP’s thermal energy can be used for local heat concepts to replace costly fossil fuels or granting the operator additional income by selling it to e.g. public buildings like hospitals, swimming pools or retirement houses. Another way is the addition of a dryer to the biogas plant set up. There are several containerized PlanET plug-and-play solutions for easy integration into existing or newly designed concepts.

Operating a biogas plant is a chance to reduce energy costs with the production of electricity and heat. When heat is needed for the production process, the integration of an AD plant into existing production structures could realize enormous benefits. You could achieve perfect synergies by feeding the biogas plant with left-overs from the production process and simultaneously using the biogas heat from the CHP unit.

Circular Waste Management. The digestion of waste could complete a cycle of raw materials based on food production or food waste management. Waste disposals are used for the production of biogas and the biogas can substitute fossil fuels for the generation of electricity and heat - such a biogas concept provides a double benefit for its plant owner! The PlanET portfolio also covers the construction and the service of waste to energy plants. Our biogas plants can process almost all organic waste materials from the food industry as well as agricultural residues or fats and oils. Especially in the food industry business sector, anaerobic digestion offers significant cost advantages over traditional disposal methods - both to waste management companies and producers alike.

// COMPETITIVE SITUATION

In China are only two competitors who are able to produce plants which are working:

- A German - Chinese JV between Krieger & Fischer and Hangzhou Energy

- EnviTec Germany

MARKET CHANCES IN CHINA

The Chinese government aims to cover 15 percent of its primary energy demand by renewable energy sources by 2020. Here, bioenergy can contribute to the diversification of the renewable energy mix and support a stable baseload power. It not only contributes to rural development and decreases local environmental pollution as well as the greenhouse gas emissions but also supports overall development towards a sustainable low-carbon circular economy.

The government states that by the end of 2010, about 45,259 small-scale and 27,436 middle and large-scale biogas plants (digester >50 m3) existed with a digester capacity of 8.57 million m3 and an annual biogas output of 1.05 billion nm3 throughout the Chinese biogas sector. This includes 4,641 biogas plants with digesters of more than 300 m3. However, middle and large-scale biogas plants, which are explicitly developed for energy use, and not solely for anaerobic treatment of wastewater, have only emerged in recent years. To utilize the various positives effects and application potentials of bioenergy, the Chinese government has set ambitious goals for its biogas sector. As part of its medium and long-term development plan for renewable energy from 2006 to 2020, the National Development and Reform Commission (NDRC) aims to create 10,000 middle and large-scale biogas plants in the livestock industry and 6,000 industrial wastewater treatment plants with an overall biogas yield of 14 billion nm3 biogas, realize an installed electric capacity of three gigawatts.

During the last ten years, climate change mitigation emerged as an additional development driver of China’s biogas sector. As part of its greenhouse gas emission reduction policies, China signed the Kyoto Protocol in 2002. During the 11th Five-Year Plan, the Chinese government achieved a 20 percent reduction of CO2 emission per unit of Gross Domestic Product (GDP). A total of about two trillion Chinese Yuan (CNY) - 240 billion euros - was invested to achieve this goal. In the course of the Copenhagen UN Climate Change Conference 2009, China then announced its 2020 voluntary targets of reducing the intensity of CO2 emissions per GDP by 40 to 45 percent compared to 2005 and increasing the share of non-fossil fuels in primary energy consumption to around 15 percent by 2020.

MAKING USE OF A HUGE POTENTIAL

Current estimates indicate that use biomass resources in China alone have the energetic potential to cover about five percent of China’s primary energy. The combined energetic potential of crop residues, energy crops, animal manure, urban household waste, and wastewater sludge will lead to a future biogas potential of about 440 billion nm3 in 2030 or installed capacity of about 71 GW. According to current estimates of the total yearly biomass energy potential in 2030, crop residues, including by-products, will represent the largest share at 50 percent of the total biogas potential. Cultivated energy crops on marginal land are estimated to reach 40 percent of the total biomass energy potential by 2030. Animal manure could contribute 9 percent of the future biogas energy, while simultaneously reducing environmental pollution in rural areas. Biodegradable and municipal sewage waste could add another seven and 3 percent respectively.

Regarding the Chinese greenhouse gas (GHG) emission reduction goals, the utilization of the described biomass resources as a substitute for fossil fuels as well as through replacing chemical fertilizer through biogas plant effluent as organic fertilizer is estimated to lead to a yearly emission reduction potential of CO2 equivalents of 4.75 billion tons by 2020 and seven billion tons by 2030.

C. Organizational Structure

Please see above “History and Development of the Company.”

D. Property, Plants and Equipment

As at date of this Report, the Company has executed several leases in respect of premises occupied by the Company.

Qingdao, China

CSSC, our subsidiary, rents offices, laboratory and manufacturing facilities consisting of approximately 59,200 square feet, located at Shuanglong Industrial Park, Huanxiu Subdistrict Office, Jimo District, Qingdao from Jiang Jun. The facilities are configured to produce specialized machine parts including parts for third parties and machine parts for Fortschritt China. CSSC’s facilities currently operate at approximately 85% capacity. At full capacity, the facilities are capable of manufacturing parts necessary to build approximately 100 K868 units per month and 100 K838 units per month.

Qingdao, China

Forschritt China, our subsidiary, rents office and manufacturing facilities, consisting of approximately 45,600 square feet, and including 2 assembly lines, located at Shuanglong Industrial Park, Huanxiu Subdistrict Office, Jimo District, Qingdao from Jiang Yanan, Liu Jishan and Wang Fangjian. The facilities are currently configured to assemble Fortschritt K838 and K868 machines from parts sourced from CSSC. At full capacity, the facilities are capable of building approximately 100 K868 units per month and 100 K838 units per month.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments as of the date of this annual report.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our audited financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP.

The following discussion contains forward-looking statements that involve risks and uncertainties, in particular with respect to the COVID-19 pandemic and related effects on our historical and future results of operations and financial condition. See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information – Risk Factors.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

The Registrant was formed under the laws of the British Virgin Islands on the 22nd day of February 2018 to act as a holding company for Industrial Technical Corporation Hong Kong Limited (“ITC-HK”) a company formed under the laws of Hong Kong. ITC-HK is a holding company which conducts operations through subsidiaries as follows:

(i) ITC-HK owns 100% of Qingdao CSSC Technical Products Ltd. (“CSSC”); a manufacturer of machinery components based in mainland China. CSSC specializes in the design and engineering of the precision parts of agricultural equipment and machinery; and

(ii) ITC-HK owns 100% of Fortschritt China Agritech Limited (“Fortschritt HK”); a holding company based in Hong Kong; and

(iii) Fortschritt HK owns 100% of Fortschritt Qingdao Agritech Ltd. (“Fortschritt” also “Fortschritt China”); a manufacturer of modern agricultural machinery; and

(iv) CSSC owns 50% of PlanET Biogas China Ltd. (“PlanET”); a joint venture with a leading German company (PlanET Biogas Global GmbH) in the area of engineering and building green energy biogas plants. PlanET has no sales to date.

In accordance with Accounting Standards Codification (“ASC”) 805-50-25, this Reorganization has been accounted for as a recapitalization among entities under common control. The “combination” of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings (accumulated deficit) at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805-50-45 5 indicates that the consolidated financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

Unless otherwise indicated, references to the “Company”, “us”, “we” or “ITHC” refer to Industrial Technical Holdings Corporation and its consolidated subsidiaries.

The Company’s aim is to create an integrated industrial complex, serving global markets with German precision-engineered parts, products, and services made in China. The principal production base is located in Qingdao, Shandong Province, PR China.

ITHC holds interests in machining parts manufacturing, special machinery assembly as well as agricultural and environmental technologies, and have three operating subsidiaries.

The following tables set forth a summary of ITHC’s consolidated results of operations for the periods presented. This information should be read together with ITHC’s consolidated and combined financial statements and related notes included elsewhere in this proxy statement. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2020	2019

Net revenues	$4,991,624	$5,949,834

Cost of revenues	3,223,035	4,090,080

Gross profit	1,768,589	1,859,754

Selling, general and administrative expenses:
Selling and marketing expenses	224,677	177,752
General and administrative expenses	1,617,970	1,734,624
Stock base compensation	25,000	20,000
Total operating expenses	1,867,647	1,932,376

Loss from operations	(99,058)	(72,622)

Other Income/(expenses):
Share of loss of investment in Joint Venture	(2,030)	(6,690)
Other income	240,602	153,238
Other expense	(274,585)	(92,073)
Interest on lease liability	(19,568)	-
OTHER INCOMES/(EXPENSES)	(55,581)	54,475

Loss before income taxes	(154,639)	(18,147)

Benefit from (provision for) income taxes	18,669	10,712

NET LOSS	$(173,308)	$(28,859)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues:

Net revenues decreased from $5,949,834 during the year ended December 31, 2019 to $4,991,624 during the year ended December 31, 2020 due to the decreasing in our export sales business primarily driven by the negative impact of Covid-19.

Cost of Sales:

Cost of sales decreased from $4,090,080 during the year ended December 31, 2019 to $3,223,035 during the year ended December 31, 2020, which is in line with our sales which was primarily driven by the decreasing in our export sales business primarily driven by the negative impact of Covid-19.

Gross Profit:

Gross profit decreased from $1,859,754 during the year ended December 31, 2019 to $1,768,589 during the year ended December 31, 2020.

Selling, General and Administrative Expenses:

Total selling, general and administrative expenses decreased from $1,932,376 during the year ended December 31, 2019 to $1,867,647 during the year ended December 31, 2020.

Selling and marketing expense. Selling and marketing expense increased from $177,752 during the year ended December 31, 2019 to $224,677 during the year ended December 31, 2020, primarily due to increasing in transportation cost caused by the impact of Covid-19.

General and administrative expenses. General and administrative expenses decreased from $1,734,624 during the year ended December 31, 2019 to $1,617,970 during the year ended December 31, 2020, primarily due to decreased consultancy service fees related to preparation for listing in 2020.

Stock base compensation. Stock base compensation increased from $20,000 during the year ended December 31, 2019 to $25,000 during the year ended December 31, 2020, primarily due to stock base compensation of ITHC (BVI) incurred in 2020.

Other Income/(expenses):

Total other income/(expenses) decreased from $54,475 during the year ended December 31, 2019 to $(55,581) during the year ended December 31, 2020.

Other Income. Other income increased from $153,238 during the years ended December 31, 2019 to $240,602 during the year ended December 31, 2020. This primarily due to the write-off of accounts payables that need not to be paid after reconciliation in 2020.

Other Expense. Other expense increased from $92,073 expenses during the years ended December 31, 2019 to $274,585 expenses during the year ended December 31, 2020. This primarily due to the write-off of uncollectable receivables in 2020.

Income Tax Expense:

Provision for income tax were $18,669 and $10,712 during the year ended December 31, 2020 and 2019.

Net Loss:

As a result of the foregoing, net loss was $173,308 and $28,859 during the years ended December 31, 2020 and 2019.

Liquidity and Capital Resources

Going Concern Consideration

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed on the combined financial statements. The Group’s ability to continue as a going concern depends on the liquidation of its current assets and business developments. As of December 31, 2020, the Company incurred positive working capital, $537,911, an accumulated comprehensive loss of $1,796,133 and incurred a negative operating cash flow of $427,442. As of December 31, 2019, the Company also incurred negative working capital, $783,444, an accumulated comprehensive loss of $1,719,416 and a negative cash flow from its operating activities, $465,076. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

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

We anticipated our cash flows from operating activities and/or financial support from issuance of common shares will be sufficient to meet its anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. The Company may, however, need additional cash resources in the future if it experiences changes in business conditions or other developments, or if it finds and wishes to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If the Company determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, it may seek to obtain commercial bank loans. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict the Company’s operations. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. The Company may need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to ITHC, or at all.

Cash Flows and Working Capital

ITHC’s primary sources of liquidity have been funding from issuance of common shares for cash, which have historically been sufficient to meet ITHC’s working capital and substantially all of its capital expenditure requirements.

ITHC believes that its anticipated cash flows from operating activities and/or financial support from issuance of common shares will be sufficient to meet its anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. ITHC may, however, need additional cash resources in the future if it experiences changes in business conditions or other developments, or if it finds and wishes to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If ITHC determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, it may seek to commercial bank loans. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict ITHC’s operations. There can be no assurance that financing will be available in amounts or on terms acceptable to ITHC, if at all. ITHC may need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to ITHC, or at all.

Net cash used in operating activities of $465,076 in 2019, compared to net cash used in operating activities of $427,442 in 2020.

As of December 31, 2020, ITHC had cash and cash equivalents of approximately $55,950, compared to cash and cash equivalents of approximately $468,229 as of December 31, 2019.

The following table sets forth a summary of ITHC’s cash flows for the periods presented:

	Year Ended
	December 31,
	2020	2019
	$	$
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	(427,442)	(465,076)
Net cash used in investing activities	(51,131)	(28,289)
Net cash used in financing activities	60,000	359,997
Effect of exchange rate changes on cash and cash equivalents	6,294	(6,404)
Cash and cash equivalents and restricted cash at beginning of period	468,229	608,001
Cash and cash equivalents and restricted cash at end of period	55,950	468,229

Commitments and Contingencies

Lease commitments

We have several operating leases, primarily for offices and factories rent. Our principal executive offices are located in Qingdao, China. The aggregate future minimum payment under these non-cancelable operating leases are summarizes in the table below.

Twelve months ending December 31,	Minimum lease payment
2021	$9,017
2022	-
2023	-
2024	-
2025	-
Thereafter	-
Total minimum lease payments	$9,017

For the year ended December 31, 2020 and 2019, the Company has rent expense for the amount of $17,059 and $0 respectively.

As of December 31, 2020 and 2019, Company has no material purchase commitments, significant leases, unused letters of credit or pending legal proceedings.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet debt, nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

Capital Expenditures

ITHC made capital expenditures of $51,131 and $28,289 during the year ended December 31, 2020 and 2019, respectively. In these periods, ITHC’s capital expenditures were mainly used to purchase property, plant, and equipment for its business. ITHC will continue to make capital expenditures to meet the expected growth of its business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company’s consolidated financial statements are expressed in U.S. dollars.

The Outbreak of Coronavirus Disease 2019 (“COVID-19”)

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses and schools worldwide. The potential impact which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on our financial position, operations and cash flows.

The Company’s operating results in 2020 have been significantly affected by the outbreak of COVID-19. Total revenue is lower than previously expected. We temporarily closed our offices and manufacturing facility and implemented a work from-home policy beginning on January 25, 2020, as required by relevant PRC regulatory authorities. Our manufacturing facility in Qingdao was allowed to reopen on February 20, 2020 by the local government. Although our PRC office and factory have since become fully operational, our customers were negatively impacted by the outbreak, which reduced their orders in 2020. Our customers may reduce their future purchases from us if they are not able to complete manufacturing of their products due to the shortage of components from other suppliers. The extent of the impact of COVID-19 on our operational results and financial condition will depend on certain developments, including the duration and spread of the outbreak and impact on our customers, all of which are uncertain.

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

Going Concern Consideration

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed on the consolidated financial statements. The Company’s ability to continue as a going concern depends on the liquidation of its current assets and business developments. As of December 31, 2020, the Company incurred positive working capital, $537,911, an accumulated comprehensive loss of $1,796,133 and incurred a negative operating cash flow of $427,442. As of December 31, 2019, the Company incurred positive working capital, $783,444, an accumulated comprehensive loss of $1,719,416 and incurred a negative operating cash flow of $465,076. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

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

Asset and liability accounts at December 31, 2020 and 2019 were translated at 6.5249 RMB to $1.00 and 6.9762 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to the statements of operations for the years ended December 31, 2020 and 2019 were 6.8976 RMB and 6.8985 RMB to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate.

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

The Company consolidated financial instruments include cash and cash equivalents, accounts receivables, other receivables, and various accrued liabilities. Account receivables and various accrued liabilities were not recorded at fair value. Their carrying values approximate their fair values due to the short-term nature of these instruments.

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

Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for non-collectible accounts as needed. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2020, and 2019, the allowance for doubtful accounts were amounted to $43,068 and $37,898, respectively.

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

Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on January 1, 2020 using a modified retrospective and has elected not to recast comparative period in the consolidated financial statements. The Company leases its offices and facility, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2020.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2020 and 2019, no impairment of long-lived assets was recognized.

Revenue recognition

At the beginning of fiscal 2019, the Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), under the modified retrospective transition approach.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Under ASC 606, a performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and revenue is recognized when obligations under the terms of a contract with the customer are satisfied. For the product sales, revenue is recognized at a point-in-time when control of the product is transferred to the customer, which generally occurs when the product is shipped from manufacturing facility to the customer. When contracts include multiple products to be delivered to the customer, generally each product is separately priced and is determined to be distinct within the context of the contract. From the past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the year ended December 31, 2020 and 2019.

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

During years prior to fiscal 2019, the Company recognized revenue in accordance with ASC 605, Revenue Recognition (“ASC 605”). The adoption of ASC 606 did not materially change the timing or methods in which the Company have historically recognized revenue.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of December 31, 2020 and December 31, 2019, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Value Added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. The VAT collected from customers is excluded from revenue. The Company’ revenue is subject to a VAT rate of 17% before April 30, 2018, and a VAT rate of 16% from May 1, 2018 to March 31, 2019 and a VAT rate of 13% from April 1, 2019 onwards.

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

Risks and Uncertainties

The concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2020 and 2019, $55,950 and $468,229 were deposited with banks located in the PRC, Hong Kong and the U.S., respectively. U.S. bank account of ITHC is an escrow account managed by attorney. Bank balance of HK ITC is covered by the Hong Kong Government Deposit Protection Scheme while those in PRC is not covered by insurance. While management believes that these financial institutions and third-party fund holder are of high credit quality, they will monitor their creditworthiness continuously.

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

Recently issued accounting pronouncements

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU are to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2017-1 as of January 1, 2018 and believe the adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

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

As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. This ASU are effective for annual reporting periods beginning after December 15, 2021, including interim periods beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of ASU 2017-11 on its consolidated financial statements and related disclosures.

A. Research and Development, Patents and Licenses, etc.

Research costs are expensed when incurred and are net of government grants. Development costs including direct material, direct labor and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date, the Company has not met the criteria to capitalize development costs.

B. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

C. Off-Balance Sheet Arrangements

We did not have any off-balance sheet debt, nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

D. Tabular Disclosure of Contractual Obligations

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

December 31, 2020
Rights of use lease assets	$415,791

Operating lease liabilities, current	165,354
Operating lease liabilities, noncurrent	241,149
Total operating lease liabilities	$406,503

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2020:

2021	$205,597
2022	220,524
Total lease payments	426,121
Less: imputed interest	(19,618)
Present value of lease liabilities	$406,503

E. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information about our directors, executive officers and key employees:

NAME, PROVINCE/STATE & COUNTRY OF RESIDENCE	AGE	POSITION	DIRECTOR/OFFICER SINCE
ANDREAS SPIEGLER Qingdao, Shandong, China	62	Chairman, CEO, Principal Accounting Officer and Principal Financial Officer	February 2018
DR. HEIKO SCHOLZ Beijing, China	63	Director	February 2018
ANDREW BEFUMO VA, USA	57	Secretary	February 2018
JOEL GALLO Shenzhen, China and New York, NY, USA	48	Director	May 2019
JACQUES BENOLIEL Madrid, Spain	58	Director	June 2019
ARNE KRUEGER Qingdao, Shandong, China	47	Director and COO	May 2019

BUSINESS EXPERIENCE

ANDREAS SPIEGLER

Chairman & CEO

Mr. Spiegler has a track record of more than 30 years in engineering and technical design. He started his career at the water company of the City of Erfurt in East Germany in 1984. He remained with the company as a Department Director until 1992, when he started his first own venture, the WATAG Gmbh, a company designing and building pumping stations, drink water plants and adjacent water piping systems.

As an entrepreneur, he was involved in several municipal water projects in Germany. In 1997, he travelled the first time to China starting to work as a consultant for NBCC in Beijing, a German - Chinese JV, specialized on water projects in Mongolia. In the wake of his activities in China he started to audit suppliers and potential JV partners of technical products for German companies.

In 2002 he relocated to Qingdao and built up a JV together with German based EPT GmbH, a company specialized on environmental technology. After leaving the JV, he started operating independently as a sourcing specialist for metal parts predominantly for German companies.

In 2004, he founded ITHC Limited and it`s operating subsidiary CSSC Co. Limited, raising the amount of US$ 500,000 from German special vehicle manufacturer Hako for 45% of ITHC’s equity.

In 2011 ITHC’s shareholders re-purchased the equity held by Hako. Nowadays CSSC supplies parts to major players in the European agricultural and special machinery arena, such as KRONE Agriculture Machinery, KÄRCHER, HAKO and many other well renowned European companies. Andreas is fluent in English, Russian, and his native German.

DR. HEIKO SCHOLZ

Director

Dr. Heiko Scholz started his professional career in 1982 as a research engineer with VEB Kombinat FORTSCHRITT. In 1984 he graduated from Technical University Dresden with a PhD in mechanical engineering and subsequently became Technical Director of VEB Kombinat FORTSCHRITT. After the collapse of East Germany, Dr. Scholz took over DSD GmbH. DSD spun off from VEB Kombinat FORTSCHRITT in the wake of the German reunification and the following privatization and break-up of the state-owned enterprise sector. At its height DSD had more than 200 employees and subsidiaries in Mexico, Spain as well as Hungary. DSD’s core business was the manufacturing and design of special purpose machines and vehicles. Since 2002 he is active as a freelance project engineer. In this time, Dr. Scholz has taken on several high-profile assignments:

•

Head of Engineering Zodiac Aerospace / EVAC GmbH (2002-2006), -leading a team of 35 engineers responsible for the development of sanitary systems for Asian high-speed train projects in co-operation with Bombardier, Alstom, Kawasaki, Rotem and Siemens.

•

Chief Engineer, Bombardier (2006-2012) - Supervision of the underfloor design of Project Zefiro (high speed train) in Qingdao, including hydraulics, cabling, pneumatics, 3D design as well as testing and clearance.

•

Head of Mechanical Integration (2012-2014) Bombardier, Project SBB Twindex- design and integration of components in a 40- strong engineering team, including design review, testing, certification, supplier management and supervision of the production of the first train set.

•	Supervision of three production lines at BT Henningsdorf, Talbot Aachen and Alstom Salzgitter for the Rhine-Main and Stuttgart S-Bahn trains.

•

Team Leader Production Supervision (2014) - Leader of the Engineering Supervision for Project ICx’s first production of six high speed trains, responsible for the coordination between Siemens and Bombardier as well as supplier management.

•

Engineering & Testing Support (2015-2016) - Supervision of prototype building and operative design solutions in the context of occurring topics during prototype testing; as well as test definitions, creation of test documents and commissioning for Bombardier India and Project QNGR, Australia.

Dr. Scholz spent 10 years of his professional life in China and is fluent in English, Spanish and his native German. He will relocate to China upon the completion of the financing for FCA.

ARNE KRÜGER

Director and COO

Arne Krüger grew up in Rostock, Germany. After successful apprenticeship as industrial mechanic for plants and machines in the company “Groth & Co Rostock” 1994 he started as an entrepreneur with his own business till 2001 for new construction and renovation of buildings.

From 2001 - 2005 he got experience as construction management and implementation for exhibitions worldwide, for big companies like SIEMENS, BMW, AQUA, SAP, BOSCH and others.

From 2005 to 2008 he worked in the team for the SIEMENS AG, EXIDERDOM, and join the tour as a technical expert in countries like China, USA, Canada, Korea, Mexico, Thailand and Russia.

From 2008 to 2010 he led a construction team for green energy, solar fields installation in Germany, Spain and Italy.

Since 2011 he works as a Production Manager in CSSC Qingdao and has been a Director and the COO of the Company since May 2019.

JACQUES BENOLIEL

Director

Jacques Benoliel is an experienced international Director with more than 30 years’ experience in IT and innovation. He is a civil engineer from the Ecole des Ponts & Chaussées de Paris and a PDG from the IESE university of Navarra. He has developed his professional career in Spain, France and the US. He is an external-advisor of several technology-based companies. From July 2015 - present, Mr. Benoliel has been Buying Director of Eurofinsa. From October 2015 - January 2016, Mr. Gallo served as jury member of final project for the International MBA with the EAE Business School, mentoring different teams for final project preparation. From June 2013 - July 2014, he was a board member of Tomsaver: Strategy & Technology, an e-commerce startup dedicated to optimizing buying of consumer goods.

JOEL GALLO

Director

Joel Gallo has been working in global finance and technology for over 25 years. Many of those years were as a management consultant at Deloitte, Ernst & Young, Dell EMC and PwC. During those years, Mr. Gallo provided consulting services to more than 75 global investment banks, asset/wealth managers, hedge funds, private equity firms (e.g. Bank of America, Barclays, BlackRock, BNP Paribas, Carlyle Group, Cerberus, Deutsche Bank, IMF, JP Morgan, Morgan Stanley, Royal Bank of Canada, Royal Bank of Scotland, Taconic, UBS).He has advised clients on: Blockchain and RPA (Robotic Process Automation); ALMT (Asset Liability Management Treasury); Intraday Liquidity; Stress Testing; Risk Management, Audit and Controls; Operational / Technology Models; Operational Re-engineering; Data Management and Governance; System Development and Implementation; Financial Reporting / Analysis; Cost Restructuring; M&A due diligence; Regulatory Compliance (e.g. Dodd Frank, FATCA, Sarbanes Oxley, BCBS 239 and 248, AML); Outsourcing; and numerous other areas.

In 2013, Mr. Gallo founded and is currently principal of GLS Group, LLC, a financial services consulting firm. From 2011 to 2013, Mr. Gallo was a Director at PwC. From 2008 to 2011, Mr. Gallo was Senior Manager and Ernst & Young. From 2005 to 2008, he was Senior Project Manager at EMC Corporation. From 2004 to 2005, Mr. Gallo was Senior Manager at Deloitte and from 2002 to 2003 he was Manager at Deloitte.

ANDREW BEFUMO

Secretary ITHC

Mr. Befumo has more than 14 years of experience in cross-border, corporate, transactional and securities law. Mr. Befumo serves as secretary of ITHC (BVI). Since 2008, Mr. Befumo has been a partner in the law firm of Befumo & Schaeffer, PLLC.

TERM OF OFFICE

Each director of our Company is to serve for a term of one year ending on the date of the subsequent annual meeting of stockholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our board of directors is to elect our officers and each officer is to serve until his successor is elected and qualified or until his or her death, resignation or removal.

B. Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the year ended December 31, 2020, in respect of the Named Executive Officers:

Named Executive Officer and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)		Total Compensation ($)
Andreas Spiegler, CEO	2020	$73,735		-	-	-	-			$73,735
Jacques Benoliel, Director	2020							5,460	[1]	5,460
Dr. Heiko Scholz, Director	2020	-								-
Joel Gallo, Director	2020							3,980	[1]	3,980
Andrew Befumo, Secretary	2020	-						18,600	[2]	18,600
Arne Krueger, COO	2020	$65,473								$65,473

1.	Mr. Benoliel and Mr. Gallo were compensated for director fee in the fiscal year 2020.
2.	Corporate secretary was compensated for amount of $18,600 for the secretary service provided in the fiscal year 2020.

C. Board Practices

Our Memorandum and Articles of Association are attached to this annual report as exhibits. The Articles of the Company provide that the number of directors is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c)	if the Company is not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).

Our Board of Directors (the “Board” or “Board of Directors”) currently consists of three directors. Our directors are elected annually at each annual meeting of our Company’s shareholders.

Our Board of Directors currently has one committee, the Audit Committee. The Board has not appointed a compensation committee or a nominating committee because the Board fulfills these functions. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our Company’s officers.

TERM OF OFFICE

Each director of our Company is to serve for a term of one year ending on the date of the subsequent annual meeting of stockholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our board of directors is to elect our officers and each officer is to serve until his successor is elected and qualified or until his or her death, resignation or removal.

DIRECTOR INDEPENDENCE

Our Board has determined that the following directors are “independent” as such directors do not have a direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

•	Dr. Heiko Scholz
•	Joel Gallo
•	Jacques Benoliel

AUDIT COMMITTEE AND FINANCIAL EXPERT

Our audit committee consists of three independent, non-executive directors: Joel Gallo, Jacques Benoliel and Dr. Heiko Scholz. We believe that Joel Gallo qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the combined financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors.

The Audit Committee will be responsible for, among other matters:

•	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm the independence of its members from its management;
•	reviewing with our independent registered public accounting firm the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;
•	coordinating the oversight by our Board of Directors of our code of business conduct and our disclosure controls and procedures;
•	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and
•	reviewing and approving related-party transactions

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a written code of conduct which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our supervisory board members, management board members and employees. The full text of the code of conduct is available on our website at http://www.ithc.online. The information and other content appearing on our website are not part of this prospectus. Any amendments or waivers from the provisions of the code of conduct for members of our supervisory or management boards will be made only after approval by our board of directors and will be disclosed on our website promptly following the date of such amendment or waiver.

D. Employees

As of December 31, 2020, we have a total of 116 full-time employees, all of whom are located in the PRC. We do not experience any significant seasonal fluctuations in our number of employees.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of December 31, 2020 is as follows:

Function	Number
Management	5
Sales and marketing	2
Production	70
Finance and administration	3
Operation and logistics	36

Total	116

E. Share Ownership

Name and Municipality of Residence	Ordinary Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Ordinary Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly
Director and Executive Officers:
Andreas Spiegler	1,068,010	31.7%
Andrew Befumo	100	0%
Dr. Heiko Scholz	100	0%
Arne Krueger	295,586	8.8%
Joel Gallo	2,000	0%
Jacques Benoliel	2,000	0%
Total	1,367,796	40.5%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares of stock as of April 24, 2021 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their ordinary shares of stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their ordinary shares of stock.

Name and Municipality of Residence	Ordinary Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Ordinary Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly
Director and Executive Officers:
Andreas Spiegler (b) (c)	1,068,010	31.7%
Simon Scholz (a)	681,448	20.2%
Andrew Befumo (c)	100	0%
Dr. Heiko Scholz (b)	100	0%
Arne Krueger (b) (c)	295,586	8.8%
Joel Gallo (b)	2,000	0%
Jacques Benoliel (b)	2,000	0%
Directors and Executive Officers as a Group (7 Persons)	2,049,244	60.7%

B. Related Party Transactions

The following is a summary of related parties’ balances as of December 31, 2020 and 2019:

The amount due from related parties consists of the following:

			As of December 31,
Related Party	Relationship	Nature	2020	2019
Andreas Spiegler	Chief Executive Officer, Principal Accounting Officer & Principal Financial Officer	Advance for operation	12,750	-
Total			$12,750	$-

Amounts due from related parties mainly represents advances to officers for expenses to be incurred by such officers in connection with our Chinese subsidiaries’ operations. These advances are interest-free and due on demand of the Company.

The amount due from Andreas Spiegler consists of the following:

Date	Nature	Amount
12/31/2019	Due from Andreas Spiegler	-
	Advance for operation	$24,106
	Operation expenses paid on behalf of the Company:	(10,742)
	Employee benefits	(222)
	Travel expenses	(3,608)
	Office expenses	(589)
	Other expenses	(6,323)
	Gain or loss from foreign currency translation	(614)
12/31/2020	Due from Andreas Spiegler	$12,750

The amount due to related parties consists of the following:

			As of December 31,
Related Party	Relationship	Nature	2020	2019
PlanET China	Joint Venture	Investment	30,407	32,310
Total			$30,407	$32,310

The amount due to related parties are interest-free and due on demand of the related parties.

C. Interests of Experts and Counsel

The consolidated financial statements of Industrial Technical Holdings Corporation as at December 31, 2020 and 2019, respectively, included in this annual report have been so included in reliance on the report of Centurion ZD CPA & Co., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

None of the named experts or legal counsel was employed on a contingent basis, owns a number of shares in our Company which is material to that person, or has a material, direct or indirect economic interest in our Company or that depends on the success of the offering.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto, see “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. We are currently not a party to any material litigation, and we are not aware of any pending or threatened material legal or administrative proceedings against us. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, ITHC-HK. Current PRC regulations permit the PRC Subsidiaries to pay dividends to ITHC-HK. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital; only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of a liquidation.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade, and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from operations in China may be used to pay dividends to our company. The PRC Subsidiaries may go to a licensed bank to remit their after-tax profits out of China. Nevertheless, the bank will require the PRC Subsidiaries to produce the following documents for verification before they may transfer the dividends to an overseas bank account of their parent company, Industrial Technical Holdings Corporation , or indirect parent, ITHC-HK: (1) tax payment statement and tax return; (2) auditor’s report issued by a Chinese certified public accounting firm confirming the availability of profits and dividends for distribution in the current year; (3) the Board minutes authorizing the distribution of dividends to its shareholders; (4) the foreign exchange registration certificate issued by SAFE; (5) the capital verification report issued by a Chinese certified public accounting firm; (6) if the declared dividends will be distributed out of accumulated profits earned in prior years, the PRC Subsidiaries must appoint a Chinese certified public accounting firm to issue an auditors’ report to the bank to certify the PRC Subsidiaries’ financial position during the years from which the profits arose; and (7) other information as required by SAFE.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s securities are not listed on any stock exchange or other regulated market.

B. Plan of Distribution

Not applicable.

C. Markets

Not applicable. The Company’s securities are not listed on any stock exchange or other regulated market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

MEMORANDUM AND ARTICLES OF ASSOCIATION

As discussed above under the heading “Company Information”, our Company was incorporated as a BVI business company under the BVI Business Companies Act, 2004 as amended, in the BVI on February 22, 2018 under the name Industrial Technical Holdings Corporation.

REMUNERATION OF DIRECTORS

Our directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

NUMBER OF DIRECTORS

According to Article 8.3 of our Articles, the minimum number of directors shall be one and there shall be no maximum number.

AUTHORIZED CAPITAL

Our Memorandum and Articles of Association provide that our authorized capital consists of a maximum of 100,000,000 Ordinary shares of no par value in one class.

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO OUR SHARES

Each share in the Company confers upon the shareholder: the right to one vote on any resolution of the shareholders; the right to an equal share in any dividend paid by the Company; and the right to an equal share in the distribution of the surplus assets of the Company.

SHAREHOLDER MEETINGS

Any director of the Company may convene meetings of the shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

Upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders.

The director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to: those shareholders whose names on the date notice is given appear as shareholders in the register of members of the Company and are entitled to vote at the meeting; and the other directors.

A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder.

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our Class A common shares or on the conduct of our operations in the BVI, where we were incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our Class A common shares. BVI law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our Class A common shares.

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

 On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

 The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi at the enterprise’s discretion. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal in the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 25, 2019, SAFE promulgated the Notice on Further Facilitating Cross-Board Trade and Investment, which became effective on the same date (except for Article 8.2 thereof). The notice removed restrictions on the capital equity investment in China by non-investment foreign-invested enterprises. In addition, restrictions on the use of funds for foreign exchange settlement of domestic accounts for the realization of assets have been removed and restrictions on the use and foreign exchange settlement of foreign investors’ security deposits have been relaxed. Eligible enterprises in the pilot areas are also allowed to use revenues under capital accounts, such as capital funds, foreign debts and overseas listing revenues for domestic payments without providing materials to the bank in advance for authenticity verification on an item by item basis, while the use of funds should be true, in compliance with applicable rules and conforming to the current capital revenue management regulations.

Taxation

BVI Taxation

The BVI does not impose a withholding tax on dividends paid to holders of our common shares, nor does the BVI levy any capital gains or income taxes on us. Further, a holder of our common shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the common shares. Holders of common shares are not subject to the BVI income tax on gains realized on the sale or disposition of the common shares.

Our common shares are not subject to transfer taxes, stamp duties or similar charges in the BVI.

However, as a company incorporated under the BVI Act, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Hong Kong Taxation

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HKD 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018/19. The subsidiaries registered in Hong Kong did not have assessable profits that were derived from Hong Kong during the year ended December 31, 2020 and December 31, 2019. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

PRC Taxation

We are a holding company incorporated in the BVI, which directly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, as amended on February 24, 2017, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

The EIT Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Its implementation rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our BVI holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A common shares, and any gain realized from the transfer of our Class A common shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of Class A common shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our Class A common shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

E. Taxation

Not applicable.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

I. Subsidiary Information

See “Information on the Company – History and Development of the Company” in Item 4 above.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry loan prime rates plus basis points of interest. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average depreciation of the RMB against the U.S. dollar of 3.5% increased our comprehensive loss to $4.15 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2020. As of December 31, 2020. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of the Company’s Chief Executive Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer, concluded that, as of December 31, 2020, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and financial officers and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting on December 31, 2020, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on December 31, 2020. Based on this assessment, our management has concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

Attestation Report of the Registered Public Accounting Firm

Pursuant to applicable SEC rules, this annual report does not include an attestation report of the Company’s registered public accounting firm. We will only be required to include this report once we become a large accelerated filer or otherwise cease to be an emerging growth company.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of three independent, non-executive directors: Joel Gallo, Jacques Benoliel and Dr. Heiko Scholz. We believe that Joel Gallo qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the combined financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors.

The Audit Committee will be responsible for, among other matters:

•	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm the independence of its members from its management;
•	reviewing with our independent registered public accounting firm the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;
•	coordinating the oversight by our Board of Directors of our code of business conduct and our disclosure controls and procedures;
•	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and
•	reviewing and approving related-party transactions

ITEM 16B. CODE OF ETHICS

We have adopted a written code of conduct which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our supervisory board members, management board members and employees. The full text of the code of conduct is available on our website at http://www.ithc.online. The information and other content appearing on our website are not part of this prospectus. Any amendments or waivers from the provisions of the code of conduct for members of our supervisory or management boards will be made only after approval by our board of directors and will be disclosed on our website promptly following the date of such amendment or waiver.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended December 31, 2020 and 2019.

	Year Ended December 31
	2020	2019
Audit fees (1)	$73,000	$50,000
Audit-related fees (2)	$7,375	$4,995
Tax fees (3)	-	-
Total fees	$80,375	$54,995

(1)

Audit fees in fiscal year 2020 are the aggregate fees billed by Centurion ZD CPA & Co. for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements .

(2)	Audit-related fees in fiscal year 2020 were the fees billed by Centurion ZD CPA & Co..
(3)	Refers to tax compliance services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s securities are not listed on any national securities exchange.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-25 at the end of this annual report on Form 20-F for the consolidated financial statements of Industrial Technical Holdings Corporation and its subsidiaries.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1*

Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233613), filed with the SEC on September 4, 2019.)

8.1*

List of Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233613), filed with the SEC on September 4, 2019.)

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm

_______________

*previously filed

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Industrial Technical Holdings Corporation

Date: April 30, 2021	/s/ Andreas Spiegler
Name: Andreas Spiegler
Title: Chief Executive Officer and Chairman

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)
Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong 香港紅磡德豐街22號海濱廣場二期13樓1304室 Tel : (852) 2126 2388 Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Industrial Technical Holdings Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Industrial Technical Holdings Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-years period ended 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the years in the two-years period ended 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Accounts Receivable

As described in Notes 2 and 3 to the consolidated financial statements, as of December 31, 2020, the Company recorded total accounts receivable of $440,783, net of an allowance for doubtful debts of $43,068. The Company maintains allowances to estimate their ability to collect financial obligations from customers. The sufficiency of accounts receivables allowance is accessed by management based on the information included but not limited to the credit profile of different customers, the aging profiles, their knowledge about the customers, market conditions and past settlement patterns. Management also considered forward-looking information that may impact the customers’ ability to repay the outstanding balances. Management considers the amounts of accounts receivable remained outstanding for more than 1 year are deemed as uncollectible and full provision is made.

The principal considerations for our determination that performing procedures relating to the allowance for accounts receivable is a critical audit matter are (i) the significant judgment by management in estimating the allowance for accounts receivable, which in turn led to a high level of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s application of certain qualitative adjustments to the allowance for accounts receivable; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for accounts receivable, including controls over the application of macroeconomic forecasts and qualitative adjustments to the allowance. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating the allowance for accounts receivable. Testing management’s process included (i) evaluating the appropriateness of the methodology and models (ii) testing the completeness and accuracy of certain data used in the estimate, and (iii) evaluating the reasonableness of management’s application of macroeconomic forecasts and certain qualitative adjustments to the allowance.

Slow-moving and obsolete inventories at net realizable value

As discussed in Note 2 and 4 to the consolidated financial statements, the Company monitors inventory levels in order to identify slow-moving or obsolete merchandise as these factors can indicate a decline in the market value of the inventory on hand. The Company’s inventory balance was $1.97 million, net of an allowance for obsolete inventories of $176,805 as of December 31, 2020. Inventory cost is reduced to net realizable value when cost exceeds the selling price less the cost of disposal. The market value is subject to the effects of consumer demands, customer preferences, and the broader economy.

We identified the evaluation of slow-moving and obsolete inventories at net realizable value as a critical audit matter because a high degree of auditor judgment was required to evaluate the Company’s ability to sell certain products.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the review of historical product sales and inventory quantities on hand, and the estimate of net realizable value of slow-moving and obsolete inventories and adjustments of inventory cost to net realizable value. We evaluated the Company’s methodology for determining slow-moving and obsolete merchandise. We selected certain products determined to be slow-moving or obsolete and considered current market trends or seasonal impacts by assessing the nature of the slow-moving and obsolete merchandise. We assessed the Company’s adjustments of inventory costs to net realizable value for certain slow-moving and obsolete inventories by (1) comparing the historical estimate for net realizable value adjustments to actual adjustments of inventory costs, and (2) analyzing sales subsequent to the measurement date.

/s/ Centurion ZD CPA& Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2019.

Hong Kong, China

April 30, 2021

Industrial Technical Holdings Corporation

Consolidated Balance Sheets

(Stated in US Dollars)

	December 31,
	(Audited)
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$55,950	$468,229
Accounts receivable	440,783	301,046
Other receivables	5,469	35,717
Due from related parties	12,750	-
Prepayment	11,823	72,972
Deferred IPO cost	-	133,480
Inventories	1,968,150	1,874,910
Other current asset	78,734	82,585
Total current assets	2,573,659	2,968,939

Non-current assets:
Property, plant and equipment, net	371,726	445,158
Construction in progress	108,043	91,855
Intangible asset	5,786	7,131
Investment in joint venture	27,671	27,888
Right-of-use assets, net	415,791	-
Total non-current assets	929,017	572,032
TOTAL ASSETS	$3,502,676	$3,540,971

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Convertible notes payable	$200,175	$123,750
Accounts and other payable	1,304,040	1,804,194
Advance from customer	302,229	208,816
Tax payables	33,543	16,425
Due to related party	30,407	32,310
Operating lease Liabilities, current	165,354	-
Total current liabilities	2,035,748	2,185,495

Non-current liabilities:
Operating lease Liabilities, non-current	241,149	-
Total non-current liabilities	241,149	-
TOTAL LIABILITIES	2,276,897	2,185,495

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common shares, $0 par value, 100,000,000 shares authorized, 3,378,760 and 3,373,760 shares issued and outstanding at December 31, 2020, and 2019, respectively	-	-
Additional paid-in capital	3,021,912	3,074,892
Accumulated Deficit	(1,688,505)	(1,515,197)
Accumulated other comprehensive income	(107,628)	(204,219)
Total shareholders’ equity(deficit)	1,225,779	1,355,476

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,502,676	$3,540,971

Industrial Technical Holdings Corporation

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Stated in US Dollars)

	For the years ended December 31, (Audited)
	2020	2019

Revenues	$4,991,624	$5,949,834
Cost of revenues	3,223,035	4,090,080
Gross profit	1,768,589	1,859,754

Operating expenses:
Selling and marketing	224,677	177,752
General and administrative	1,617,970	1,734,624
Stock-based compensation	25,000	20,000
Total operating expenses	1,867,647	1,932,376

Operating Income	(99,058)	(72,622)

Other income (expenses):
Other income	240,602	153,238
Other expense	(274,585)	(92,073)
Share of loss of investment in joint venture	(2,030)	(6,690)
Interest on lease liability	(19,568)	-
Total other income (expenses), net	(55,581)	54,475

Income before income taxes	(154,639)	(18,147)

Income tax expense	18,669	10,712

Net loss	$(173,308)	$(28,859)

Weighted average number of shares, basic and diluted	3,375,918	3,312,029
Loss per share, basic and diluted	(0.05)	(0.01)

Other comprehensive income (loss):
Foreign currency translation adjustment	96,591	(19,805)
Comprehensive loss	$(76,717)	$(48,664)

Industrial Technical Holdings Corporation

Consolidated Statements of Changes in Stockholders’ Equity

(Stated in US Dollars)

	Common shares	Additional paid-in capital		Subscription Receivable	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total equity
Balance at December 31, 2018	3,236,400	2,792,395		-	(1,486,338)	(184,414)	1,121,643
		-		-
Net loss	-	-		-	(28,859)	-	(28,859)
Foreign currency translation adjustment	-	-		-	-	(19,805)	(19,805)
Common stock issued for cash	50,000	224,997	[1]	-	-	-	224,997
Common stock issued for service	4,000	20,000		-	-	-	20,000
Beneficial conversion feature on convertible note issuance	-	37,500		-	-	-	37,500
Warrants converted to common stock	83,360	-		-	-	-	-
Balance at December 31, 2019	3,373,760	3,074,892		-	(1,515,197)	(204,219)	1,355,476
Net loss	-	--		-	(173,308)	-	(173,308)
Foreign currency translation adjustment	-	-		-	-	96,591	96,591
Common stock issued for service	5,000	25,000	[2]	-	-	-	25,000
Beneficial conversion feature on convertible note issuance	-	55,500		-	-	-	55,500
Deferred offering cost	-	(133,480)		-	-	-	(133,480)
Balance at December 31, 2020	3,378,760	3,021,912		-	(1,688,505)	(107,628)	1,225,779

_____________

1 On June 10, 2019, the Company sold an aggregate of 50,000 common shares to third party investor. The aggregate purchase price was $250,000 from which the issuance cost of $25,003 was deducted.

2 On July 26, 2020, the Company issued 5,000 ordinary shares valued at $5.00 per share to the third party in consideration for the services.

Industrial Technical Holdings Corporation

Consolidated Statements of Cash Flows

(Stated in US Dollars)

	For the years ended December 31, (Audited)
	2020	2019

Cash Flows from Operating Activities:
Net income	$(173,308)	$(28,859)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	142,158	183,205
Gain on fixed asset disposal	-	(13)
Amortization of convertible loan	59,925	-
Interest expense of convertible loan	18,720	-
Depreciation of right-of-use assets	178,135	-
Share-based compensation	25,000	20,000
Bad debt expense	2,411	(137,846)
Provision for obsolete inventories	176,805
Share of loss of investment in joint venture	2,030	6,690

Changes in operating assets and liabilities:
Accounts receivable	(114,900)	106,865
Product inventories	(142,334)	34,359
Prepaid expenses and other current assets	102,616	370,474
Operating lease	(186,921)	-
Trade accounts and other payables	(501,804)	(1,017,089)
Amount due from related parties	(12,061)	31,384
Amount due to related parties	(3,914)	(34,246)
Net cash provided (used) by operating activities	(427,442)	(465,076)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(51,131)	(22,665)
Proceeds from sale of fixed assets	-	29
Purchase of intangible assets	-	(5,653)
Net cash used in investing activities	(51,131)	(28,289)

Cash Flows from Financing activities:
Issuance of common shares and warrants for cash, net of issuance costs	-	224,997
Proceeds from convertible notes payable	60,000	135,000
Net cash provided by financing activities	60,000	359,997

Effect of exchange rate changes on cash and cash equivalents	6,294	(6,404)

Net increase (decrease) in cash and cash equivalents	(412,279)	(139,772
Cash and cash equivalents at the beginning of year	468,229	608,001
Cash and cash equivalents at the end of year	$55,950	$468,229

Cash paid during the period for:
Income Tax	$18,669	$10,712
Interest	$(577)	$28,319

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

The Outbreak of Coronavirus Disease 2019 (“COVID-19”)

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses and schools worldwide. The potential impact which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on our financial position, operations and cash flows.

The Company’s operating results in 2020 have been significantly affected by the outbreak of COVID-19. Total revenue is lower than previously expected. We temporarily closed our offices and manufacturing facility and implemented a work from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. Our manufacturing facility in Qingdao was allowed to reopen on February 10th, 2020 by the local government. Although our PRC office and factory have since become fully operational, our customers were negatively impacted by the outbreak, which reduced their orders in 2020. Our customers may reduce their future purchases from us if they are not able to complete manufacturing of their products due to the shortage of components from other suppliers. The extent of the impact of COVID-19 on our operational results and financial condition will depend on certain developments, including the duration and spread of the outbreak and impact on our customers, all of which are uncertain.

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

Going Concern Consideration

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed on the consolidated financial statements. The Company’s ability to continue as a going concern depends on the liquidation of its current assets and business developments. As of December 31, 2020, the Company incurred positive working capital, $537,911, an accumulated comprehensive loss of $1,796,133 and incurred a negative operating cash flow of $427,442. As of December 31, 2019, the Company incurred positive working capital, $783,444, an accumulated comprehensive loss of $1,719,416 and incurred a negative operating cash flow of $465,076. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

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

Asset and liability accounts at December 31, 2020 and 2019 were translated at 6.5249 RMB to $1.00 and 6.9762 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to the statements of operations for the years ended December 31, 2020 and 2019 were 6.8976 RMB and 6.8985 RMB to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate.

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

Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for non-collectible accounts as needed. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2020, and 2019, the allowance for doubtful accounts were amounted to $43,068 and $37,898, respectively.

Prepayments

Prepayments represented advance payments made to its vendors for certain prepaid services such as marketing and promotions services, advisory serves, and rentals of Company’s office and technical services.

Deferred IPO costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the completion of the Initial Public Offering. Offering costs of approximately $133,480 have been charged to deferred IPO costs account until completion of the Initial Public Offering in 2020. As of December 31, 2020, these costs were recorded as a reduction in Additional Paid-in-Capital.

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

Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on January 1, 2020 using a modified retrospective and has elected not to recast comparative period in the consolidated financial statements. The Company leases its offices and facility, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2020.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2020 and 2019, no impairment of long-lived assets was recognized.

Revenue recognition

At the beginning of fiscal 2019, the Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), under the modified retrospective transition approach.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Under ASC 606, a performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and revenue is recognized when obligations under the terms of a contract with the customer are satisfied. For the product sales, revenue is recognized at a point-in-time when control of the product is transferred to the customer, which generally occurs when the product is shipped from manufacturing facility to the customer. When contracts include multiple products to be delivered to the customer, generally each product is separately priced and is determined to be distinct within the context of the contract. From the past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the year ended December 31, 2020 and 2019.

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

During years prior to fiscal 2019, the Company recognized revenue in accordance with ASC 605, Revenue Recognition (“ASC 605”). The adoption of ASC 606 did not materially change the timing or methods in which the Company have historically recognized revenue.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of December 31, 2020 and December 31, 2019, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Value Added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. The VAT collected from customers is excluded from revenue. The Company’ revenue is subject to a VAT rate of 17% before April 30, 2018, a VAT rate of 16% from May 1, 2018 to March 31, 2019 and a VAT rate of 13% from April 1, 2019 onwards.

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

Risks and Uncertainties

The concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2020 and 2019, $55,950 and $468,229 were deposited with banks located in the PRC, Hong Kong and the U.S., respectively. U.S. bank account of ITHC is an escrow account managed by attorney. Bank balance of HK ITC is covered by the Hong Kong Government Deposit Protection Scheme while those in PRC is not covered by insurance. While management believes that these financial institutions and third-party fund holder are of high credit quality, they will monitor their creditworthiness continuously.

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

As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. This ASU are effective for annual reporting periods beginning after December 15, 2021, including interim periods beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of ASU 2017-11 on its consolidated financial statements and related disclosures.

Note 3 - Accounts receivable, net

	December 31,	December 31,
	2020	2019
Accounts receivable, gross	$483,851	$338,944
Less: bad debt provision	(43,068)	(37,898)
Accounts receivable, net	$440,783	$301,046

The amounts of accounts receivable remained outstanding 365 days past due are deemed as uncollectible by the Company. They assess the recoverability of uncollected accounts receivable continuously. The detail of bad debt provision as following:

	December 31,	December 31,
	2020	2019
within 1 month	$-	$-
1-2 months	-	-
2-3 months	-	-
3-6 months	-	-
6-12 months	-	-
> 1 year	43,068	37,898
Subtotal	$43,068	$37,898

Bad debt (recovery) expense for the years ended December 31, 2020 and 2019 amounted to $2,411 and $(137,846), respectively.

Note 4 - Inventories

Inventories consisted of the following:

	As of December 31,
	2020	2019
Raw materials	$378,547	$288,687
Finished goods	1,087,194	1,138,394
Low-value consumption goods	69,774	31,801
Work in progress	609,440	416,028
Total Inventory	2,144,955	1,874,910
Less: reserve for obsolete inventories	176,805	-
Total	$1,968,150	$1,874,910

Inventory includes raw material, work in progress, and finished goods. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. We recorded reverse for obsolete inventories of $176,805 and $0 as of December 31, 2020 and 2019, respectively.

Note 5 - Investment in the joint venture - Equity method

In 2016, the Company entered the joint venture agreement with PlanET Biogas Global GmbH (PlanET Germany) to establish presence in China with technical support from PlanET Germany. Both parties agreed to invest $50,000 for 50% ownership of the joint venture entity. As of December 31, 2020, the joint venture has no significant operation.

The following table illustrates the financial information of the Company’s joint venture:

	December 31,	December 31,
	2020	2019
Share of the joint ventures’ (loss) for the year ended	$(2,030)	$(6,690)
Carrying amount of the Company’s investments in the joint ventures	$27,671	$27,888

Note 6 - Property and equipment, net

Property and equipment consist of the following:

	December 31,	December 31,
	2020	2019
Office furniture	$11,071	$10,355
Computer and office equipment	80,222	67,434
Equipment	1,567,410	1,432,253
Vehicle	87,215	81,573

Total property and equipment	1,745,918	1,591,615
Less: accumulated depreciation	(1,374,192)	(1,146,457)
Total	$371,726	$445,158

Depreciation expense for the years ended December 31, 2020 and 2019 amounted to $140,418 and $155,622, respectively.

Note 7 – Operating lease

As of December 31, 2020, the Company leases offices space under two non-cancelable operating leases, with terms of four years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

December 31, 2020
Rights of use lease assets	$415,791

Operating lease liabilities, current	165,354
Operating lease liabilities, noncurrent	241,149
Total operating lease liabilities	$406,503

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2020:

December 31, 2020
Remaining lease term and discount rate
Weighted average remaining lease term (years)	3.08
Weighted average discount rate	4.75%

During the years ended December 31, 2020 and 2019, the Company incurred total operating lease expenses of $197,703 and $157,597, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2020:

2021	$205,597
2022	220,524
Total lease payments	426,121
Less: imputed interest	(19,618)
Present value of lease liabilities	$406,503

Note 8 - Convertible notes payable

As of December 31, 2020 and 2019, notes payable consist of the following:

	December 31,	December 31,
	2020	2019
Convertible notes payable	222,000	150,000
Total convertible notes payable	222,000	150,000
Less: unamortized debt discount	(21,825)	(26,250)
Total	$200,175	$123,750

On July 1, 2019, the Company issued two separate convertible promissory notes (the “Prior Agreement”) to third parties at $75,000 each bearing interest at 8% per annum with a maturity date on July 5, 2020. The Company has sole discretion of settling debt, on or before the maturity date, with either cash or common stock. The holder has no ability to exercise the conversion feature. If the Company chooses to settle in stock, each note is convertible at a price equal to the lowest of $4.00 per share or a 20% discount to the market price of the share if the conversion occurs post-listing of its common shares. In addition, the Company has the option to repay the promissory notes with accrued interest due on or before the maturity date. The two convertible promissory notes contain beneficial conversion features of $37,500.

Pursuant to the Prior Agreement, a payment of $81,000 is due from the Company to third parties on July 5, 2020. The $81,000 is refinanced as a loan to the Company each bearing interest 12% per annum with a maturity date on April 18, 2021. In April 2021, the two separate convertible promissory notes issued by the Company to third parties at $81,000 bearing interest 12% per annum with a maturity date on April 18, 2021 have been extended to May 28, 2021 and July 18, 2021, respectively. The Company has sole discretion of settling debt, on or before the maturity date, with either cash or common stock. The holder has no ability to exercise the conversion feature. If the Company chooses to settle in stock, each note is convertible at a price equal to the lowest of $4.00 per share or a 20% discount to the market price of the share if the conversion occurs post-listing of its common shares. In addition, the Company has the option to repay the promissory notes with accrued interest due on or before the maturity date. The two convertible promissory notes contain beneficial conversion features of $40,500.

On June 22, 2020, the Company issued two separate convertible promissory notes to third parties at $60,000 each bearing interest at 12% per annum with a maturity date on March 22, 2021. The Company has sole discretion of settling debt, on or before the maturity date, with either cash or common stock. The holder has no ability to exercise the conversion feature. If the Company chooses to settle in stock, each note is convertible at a price equal to the lowest of $4.00 per share or a 20% discount to the market price of the share if the conversion occurs post-listing of its common shares. In addition, the Company has the option to repay the promissory notes with accrued interest due on or before the maturity date. The two convertible promissory notes contain beneficial conversion features of $15,000. They are fully repaid in January 2021.

Note 9 -Trade accounts and other payables

As of December 31, 2020 and 2019, trade and other payables consist of the following:

	December 31,	December 31,
	2020	2019
Accounts payable	$1,101,279	$1,640,406
Salary payable	113,412	103,208
Other payable	89,349	60,580
Total payables	$1,304,040	$1,804,194

Note 10 - Related party transactions and balances

The following is a summary of related parties’ balances as of December 31, 2020 and 2019:

		As of December 31,	As of December 31,
Account	Name of related parties	2020	2019
Amount due from related parties
	Andreas Spiegler, CEO, Principal Accounting Officer & Principal Financial Officer	12,750	-
Total		$12,750	$-

Amounts due to related parties
	PlanET China	30,407	32,310
Total		$30,407	$32,310

Note 11 - Equity

Common shares

The authorized number of common stocks were 100,000,000 shares of common stock with a par value of $nil per share. As of December 31, 2020, 2019, and 2018, there were 3,378,760, 3,373,760, and 3,236,400 shares outstanding, respectively.

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

On July 26, 2020, the Company issued 5,000 ordinary shares valued at $5.00 per share to the third party in consideration for the services.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $nil and $nil as of December 31, 2020 and 2019, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing the registered capital of the respective company and are not distributed other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $1,892,557 and $ 1,892,557 as of December 31, 2020 and 2019, respectively.

Note 12 - Tax

The Company is registered in the British Virgin Island (BVI). The Company generated substantially all of its income from its PRC operations for the years ended December 31, 2020 and 2019.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed on any dividends and payment made to shareholders.

Hong Kong

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HKD 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018/19. The subsidiaries registered in Hong Kong did not have assessable profits that were derived from Hong Kong during the year ended December 31, 2020 and 2019. Therefore, during the reporting period, the profits of the Hong Kong registered subsidiary are subject to PRC income tax, and Hong Kong profits tax is not included here.

PRC Income Tax

ITC-HK and its subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), after appropriate tax adjustments, the income tax rate is 25% for resident enterprises and 20% for non-resident enterprises

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of the Company’s deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors. At December 31, 2020 and 2019 based on the weight of available evidence, the Company determined that it was unlikely that the Company’s deferred tax assets would be realized and have provided for a full valuation allowance associated with the net deferred tax assets.

The major components of income tax expense:

	December 31,	December 31,
	2020	2019
Current income tax	$18,669	$10,712
Deferred tax expense	-	-
Income tax expense	18,669	10,712

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended December 31, 2020 and 2019, respectively:

	December 31,	December 31,
	2020	2019
Income before income taxes	$122,316	$410,212
Tax rate	25%	25%
Provision for income taxes at the statutory tax rate	30,579	102,553
Change in valuation allowance	(25,431)	(64,378)
US GAAP adjustment	(61,093)	(300,485)
Permanent difference	74,542	271,110
Effect of different local tax rates	73	1,912
Income tax expense	$18,669	$10,712

Deferred tax assets

	December 31,	December 31,
	2020	2019
Deferred tax asset	103,237	$71,413
Valuation allowance	(103,237)	(71,413)
Net deferred tax asset	-	-

Note 13- Loss per Shares

Basic loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares of common stock in issue during the year. Diluted loss per share is not computed due to the anti-dilutive effect.

	December 31
	2020	2019
(Loss) attributable to equity holders of the Company	(173,308)	(28,859)
Weighted average number of shares	3,375,918	3,312,029
Basic (loss) per share	(0.05)	(0.01)

Note 14 - Commitments and Contingencies

We have several operating leases, primarily for offices and factories rent. Our principal executive offices are located in Qingdao, China. The aggregate future minimum payment under these non-cancelable operating leases are summarizes in the table below.

Twelve months ending December 31,	Minimum lease payment
2021	$9,017
2022	-
2023	-
2024	-
2025	-
Thereafter	-
Total minimum lease payments	$9,017

For the year ended December 31, 2020 and 2019, the Company has rent expense for the amount of $17,059 and $0, respectively.

As of December 31, 2020 and 2019, Company has no material purchase commitments, significant leases, unused letters of credit or pending legal proceedings.

Note 15 - Subsequent Event

On January 8, 2021, ITHC borrows $73,000 (the “Principal Amount”) from YU CHAO, a holder of 18,056 shares of the Company’s common stock (the “Repurchase Shares”); ITHC has agreed to repurchase the Repurchase Shares from YU CHAO at $4.50 per share, on 24th September 2021. The Principal Amount shall bear interest at the rate of 12% per annum, and shall become due and payable on September 24th 2021.

On January 14, 2021, ITHC borrows $1,000 (the “Principal Amount”) from MA WENKAI, a holder of 6,666 shares of the Company’s common stock (the “Repurchase Shares”); ITHC has agreed to repurchase the Repurchase Shares from MA WENKAI at $4.50 per share, on 1st October 2021. The Principal Amount shall bear interest at the rate of 12% per annum, and shall become due and payable on September 24th 2021.

On January 21, 2021, ITHC borrows $101,000 (the "Principal Amount") from SHI BEI, a holder of 25,278 shares of the Company's common stock (the "Repurchase Shares"); ITHC has agreed to repurchase the Repurchase Shares from SHI BEI at $4.50 per share, on 1st October 2021. The Principal Amount shall bear interest at the rate of 12% per annum, and shall become due and payable on September 24th 2021.

In January 2021, the two separate convertible promissory notes issued by the Company to third parties at $30,000 bearing interest 12% per annum with a maturity date on March 22, 2021 were fully repaid with interest in advance.

In April 2021, the two separate convertible promissory notes issued by the Company to third parties at $81,000 bearing interest 12% per annum with a maturity date on April 18, 2021 have been extended to May 28, 2021 and July 18, 2021, respectively.

