Form 20-F
period 2021-12-31
Industrial Technical Holdings Corp
filed 2022-05-23
CIK 1786989

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Title of Each Class	Outstanding as of December 31, 2021
COMMON	3,378,760

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

INDUSTRY AND MARKET DATA

This Annual Report on Form 20-F includes industry data that we obtained from market research, publicly available information and industry publications. The market research, publicly available information and industry publications that we use generally state that the information contained therein has been obtained from sources believed to be reliable. The information therein represents the most recently available data from the relevant sources and publications, and we believe remains reliable. We did not fund and are not otherwise affiliated with any of the sources cited in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Change of Auditors

Effective April 6, 2022, the Company changed auditors due solely to the United States Holding Foreign Companies Accountable Act of 2020 (“HFCAA”), which, among other things, imposed new restrictions on foreign companies listing securities on U.S. exchanges using mainland China-based and Hong Kong-based PCAOB auditors. The PCAOB has determined that these auditors may not be as capable of being audited by the PCAOB. Although the HFCAA PCAOB auditor restrictions apply only to foreign companies with securities listed on U.S. exchanges, the Company determined that it is in the best interest of the Company and its shareholders to voluntary comply, which caused us to change auditors. The Company’s previous auditor, Centurion ZD CPA & Co. is registered with the PCAOB as a Hong Kong-based auditor. The Company’s new PCAOB-registered auditor, Gries & Associates, LLC, is based in the United States. The HFCAA PCAOB auditor requirements became effective on January 1, 2021. Additional information about the HFCAA is available on the SEC’s website at www.sec.gov/HFCAA.

All financial information presented in this Annual Report on Form 20-F for the Fiscal Year ended December 31, 2021 has been audited or reviewed by Gries & Associates, LLC. Financial information for prior periods, including for the Fiscal Year ended December 31, 2020, was audited or reviewed by Centurion ZD CPA & Co. The financial information audited or reviewed by Centurion ZD CPA & Co. has not been audited by Gries & Associates, LLC.

B. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated financial data present the results for the two fiscal years ended and as of December 31, 2020 and 2021. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

Selected Statements of Operations Information:

	For the Fiscal Year Ended December 31, 2021	For the Fiscal Year Ended December 31, 2020
Revenue	$6,631,309	$4,991,624
Gross profit	$1,733,161	$1,768,589
Operating expenses	$2,427,889	$1,867,647
Income(loss) from operations	$(40,100)	$(99,058)
Provision for Income taxes	$3,637	$18,669
Net income(loss)	$(738,465)	$(173,308)

Selected Balance Sheet Information:

	As of December 31, 2021	As of December 31, 2020
Current assets	$2,963,722	$2,573,659
Total assets	$3,851,430	$3,502,676
Current liabilities	$2,874,317	$2,035,748
Total liabilities	$3,121,358	$2,276,897
Total shareholders’ equity	$730,072	$1,225,779

As of May 2, 2022, the Company had 3,378,760 Common shares outstanding, 3,031,260 of which are restricted and 347,500 of which are non-restricted.

C. Capitalization and Indebtedness

Not applicable.

D. Reasons for the Offer and Use of Proceeds

Not applicable.

E. Risk Factors

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

In terms of the impact on us and the agricultural machinery, parts and equipment industry in China, after the COVID-19 outbreak began in China in December 2019, many Chinese villages were locked down to control the spread of the disease. Our factories and facilities as well as our suppliers were closed down on January 25, 2020 and we reopened on February 20, 2020. While we currently have sufficient raw material stock for our ordinary operations, our suppliers are back to normal levels of activity, and we have the highest order income in the company’s history, the ongoing COVID-19 crisis may have significant and still not well-understood impacts on the agricultural sector, such as logistics and other disruptions, including shortages of raw materials and delivery problems.

Although our supply chains and our ability to produce agricultural parts and machinery are up and running, the foregoing developments, could adversely affect our ongoing operations; as farms struggle to recover from the effects of the COVID-19 pandemic, there may be less demand for our products, and we might see decreased and cancelled orders.

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

In order to carry out our proposed business plan, we will require $200,000. We initially estimated that we would need approximately $10 million to finance our planned operations for fiscal year 2021. Our proposed business plan was scaled back as a consequence of COVID restrictions and border closings that remained in place for extended periods of time. Despite these challenges, since the initial outbreak of COVID-19, the Company has only required a small and immaterial amount of external financing relative to the Company’s overall expenditures.

As of December 31, 2021, the Company plans to engage in additional projects, especially investments in enhancing our productivity. We estimate that we would require at least $3 million to carry out our current plans over the next 12 months. Should the Company not obtain such financing, we estimate that the Company would require a minimum of $1 million to maintain operations and comply with the regulatory requirements of being a public company.

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

Our success is partly dependent on continuation of our Brand Licensing and Technology Transfer Agreement with MAFA. Our future success and revenue growth are in part dependent upon the continued use of, and production of equipment under the brand name “FORTSCHRITT.” However the Company has had sales in the CSSC subsidiary that are not connected to the brand, particularly the business related to building parts for other manufacturers in Germany and Europe. The Brand Licensing and Technology Transfer Agreement with MAFA (the “Licensing Agreement”) under which the Registrant acquired the rights to the FORTSCHRITT brand is cancellable until December 31, 2026, by either party without cause, provided such cancellation is announced by June 30, 2026. The Registrant’s continued use of the FORTSCHRITT brand name and production of FORTSCHRITT products is therefore outside the Registrant’s control. In the event the Licensing Agreement is cancelled, the Registrant will be entitled to sell any remaining inventory under the brand name FORTSCHRITT, and the Registrant would thereafter have no interest in the FORTSCHRITT brand including but not limited to its products and intellectual property. Furthermore, while the Licensing Agreement grants a 10% equity interest in the Registrant to MAFA, the agreement is silent as to the disposition of MAFA’s granted equity interest in the event the Licensing Agreement is cancelled. Cancellation of the Licensing Agreement would remove a major component of the Registrant’s business plan, which would negatively affect our business, results of operations and financial condition.

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

RISKS RELATING TO OUR ORDINARY SHARES OF STOCK

There is no public market for our ordinary shares and you may not be able to resell our ordinary shares at or above the price you paid, or at all. There is currently no public market for our ordinary shares. We submitted a listing application to list our ordinary shares on OTC Markets Group OTCQB on August 11, 2021, which application was denied on May 5, 2022. OTC Markets Group will not accept a new listing application without the Company first clearing an application to initiate quotation OTC with FINRA. The Company is currently working with a broker-dealer that to prepare an application with FINRA. However, due to the Company’s significant business presence in Europe, the Company intends to explore listing in the U.K and/or in the EU. We believe those markets may be superior to U.S. markets for issuers similar in size to us. The Company has voluntarily complied with its SEC reporting obligations for several years. During this time, our long-term shareholders that have stood by us as we have searched for attractive listing opportunities for our sharesholders. However, we cannot assure you that our ordinary shares will ever be qualified for public resale. Even if the ordinary shares are qualified for public resale, there is no assurance that an active public market for our ordinary shares will develop. If there is no public market for our ordinary shares, you may lose some or all of your investment, unless the Company achieves sufficient profitability to distribute dividends without impairing the Company’s business and the board of directors chooses to declare dividends.

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

In October 2020, the Company announced it entered into an agreement for a joint venture in Eastern Europe (specifically, the Czech Republic) with an affiliate of METAKO CZ s.r.o., a Czech Republic company (“METAKO” and the “METAKO JV”). The purpose of the METAKO JV is to establish a factory and facilities in the Czech Republic for the production, assembly, sale and distribution of machine parts and equipment into the German and Eastern European markets. The METAKO JV has not yet been funded as of the date hereof. A summary of the structure and expected advantages of the METAKO JV follows:

•

METAKO is an affiliate of our joint venture partner in the Czech Republic, Parabel s.r.o. (“Parabel”). Parabel is an established Czech company, founded over 25 years ago, which has collaborated with CSSC for much of that time. Parabel welds and manufactures components we use in our manufacturing. Additional information about Parabel is available at https://parabel.cz/en/parabel-en/. The Parabel website link is included for informational purposes only. The content of the website is not incorporated as a part of this Annual Report on Form 20-F.

•

Parabel currently purchases parts and components in Eastern Europe for internal production. CSSC and Parabel will jointly invest in METAKO to further establish a production company with a similar structure to CSSC. The expected METAKO JV capital investment will expand capabilities to produce parts and components, increasing METAKO output significantly.

•

Parabel’s current customers are based primarily in Germany. The METAKO JV will extend CSCC’S production capabilities for the Chinese market, Parabel’s business in Germany, and our FORTSCHRITT agricultural machinery business division.

•

We expect that a majority of our potential METAKO JV customers will be domiciled in Germany and the U.S. We believe that existing and prospective customers responded with enthusiasm to the news of the METAKO JV and plans to establish a joint production company in Eastern Europe.

•

The Czech Republic is an advantageous location for production and servicing Europe. The strategic benefits provided to us by basing European production in the Czech Republic include a single and unified currency, comparatively low taxes, and approximately half of the typical production costs of operating in Western Europe.

Although we voluntarily file SEC reports in the U.S., we are not a reporting issuer under any securities legislation and our securities are not listed or posted for trading on any securities exchange or stock quotation system.

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

For this reason, we funded two additional companies:

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

On May 9, 2016, ITHC-HK entered into a Brand Licensing and Technology Transfer Agreement (the “Licensing Agreement”) with MAFA for the exclusive use, manufacturing, and sales and marketing rights of German-designed agricultural machines in China and other Greater Asian markets under the FORTSCHRITT brand name. The Licensing Agreement may be canceled until December 31, 2021, provided such cancellation is announced by June 30, 2021.

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

MILESTONES FROM 1854 TILL NOW:

KOMBINAT FORTSCHRITT PRODUCTS 1990

(year of German Reunification, privatization and break-up of “Kombinat FORTSCHRITT” begins)

EXAMPLES OF THE RANGE OF KOMBINAT FORTSCHRITT’S AGRICULTURAL MACHINERY:

RAKE, BALER, AND FORAGE HARVESTER

TRACTOR AND HARVESTER

SPECIAL MACHINE SPRAYER, APPLE HARVESTER

26

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

28

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

WORLDWIDE HARVESTER AND TRACTOR (ONE TYPE) EXPORT FIGURES:

EXPORT FIGURES FOR THE K434 BALER MACHINES TO UKRAINE, RUSSIA, CUBA AND CHINA:

30

The Company builds on strong FORTSCHRITT brand recognition in China stemming from the brand’s export history of over one hundred years. The Company designs and produces reliable, durable, and high-performing agricultural equipment and machinery. FORTSCHRITT has 12 employees, including research & development and technology design teams based in China and overseen by leading experts from Germany. The Company operates a state-of-the-art 2,500 square meter assembly line, as well as offices and warehouses in its leased premises located in Qingdao, China.

Pictures of the modern production line equivalent to European standards:

Modern research & development department and ready-made products:

Semi-finished parts in the warehouse:

32

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

E251 SINGLE ROTOR RAKES

ME 01 MULTITICAR / MULTITRUCK ELECTROMOBILE

This small truck is a multi-function electro mobile with hybrid drive. It can be used for agricultural and communal purposes.

The front and back can be assembled with a variety of attachment tools.

We developed a working protype to conduct a range of battery system tests to fine-tune performance and evaluate various component pieces and attachments.

There is no multi-function electro mobile with hybrid drive vehicle in China according to our research. The truck can be produced for the Chinese market and for export.

MILESTONES

42

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

44

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

46

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

52

COMPARED TO OTHER COUNTRIES, CHINA STILL HAS A HUGE POTENTIAL FOR GROWING, WHILE THE MECHANIZATION IS LOW.

Agricultural land area (sq. km)

NUMBER OF AGRICULTURAL TRACTORS PER 100 SQ. KM OF ARABLE LAND

(UNITS PER 100 SQ. KM)

84 China (units per 100 sq. km) in 2000

China's number of tractors was at level 84 units per 100 sq. km in 2000, up from 67 units per 100 sq. km the previous year. This is a change of 25.06%.

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

CSSC's metal-processing-spectrum includes full-automated laser-cutting, the use of combine-technology to stamping, folding, welding, finishing and assembly. In addition, we provide all the finishes including powder coating. CSSC's machine-park with a modern and innovative production is absolute high-quality, and ensures our customers at all times to provide consistent and high-grade-products. The high-tech manufacturing equipment, ERP-process-control and the expertise of our highly-qualified-staff build a more solid foundation for quality, reliability of delivery times and competitive prices. CSSC manufacture all common materials such as normal and stainless steels, aluminum, and other nonferrous metals.

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

CSSC started supplying global players like KRONE, which focus on Agriculture Machinery. The subsidiary of ITHC collected experiences over one and half decade and is ready to supply the ITHC-owned-brand-FORTSCHRITT to produce own machines of the Agriculture Machinery. That's what makes the competitive position of this subsidiary more than strong and defines specialization in a new way. CSSC builds the basic; Starting with the acquisition, to accounting and customer care up, to the packing and the dispatch of the parts on container ships or in airplanes.

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

69

70

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended December 31, 2021 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

                Effective April 6, 2022, the Company changed auditors due solely to the United States Holding Foreign Companies Accountable Act of 2020 (“HFCAA”), which, among other things, imposed new restrictions on foreign companies listing securities on U.S. exchanges using mainland China-based and Hong Kong-based PCAOB auditors. The PCAOB has determined that these auditors may not be as capable of being audited by the PCAOB. Although the HFCAA PCAOB auditor restrictions apply only to foreign companies with securities listed on U.S. exchanges, the Company determined that it is in the best interest of the Company and its shareholders to voluntary comply, which caused us to change auditors. The Company’s previous auditor, Centurion ZD CPA & Co. is registered with the PCAOB as a Hong Kong-based auditor. The Company’s new PCAOB-registered auditor, Gries & Associates, LLC, is based in the United States. The HFCAA PCAOB auditor requirements became effective on January 1, 2021. Additional information about the HFCAA is available on the SEC’s website at www.sec.gov/HFCAA.

                The audited consolidated financial statements for the fiscal year ended December 31, 2021 have been audited in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP by Gries & Associates, LLC. The audited consolidated financial statements for the fiscal year ended December 31, 2020 have been audited in accordance with US GAAP by Centurion ZD CPA & Co., and such information has not been audited by Gries & Associates, LLC.

                Financial data presenting the results for the fiscal year ended December 31, 2020 is not included in this Annual Report on Form 20-F. It has been previously filed in the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2021 and available on the SEC’s EDGAR website.

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

	Year Ended December 31,
	2021	2020

Net revenues	$6,631,309	$4,991,624

Cost of revenues	4,898,148	3,223,035

Gross profit	1,733,161	1,768,589

Selling, general and administrative expenses:
Selling and marketing expenses	653,061	224,677
General and administrative expenses	1,774,828	1,617,970
Stock base compensation	-	25,000
Total operating expenses	2,427,889	1,867,647

Loss from operations	(694,728)	(99,058)

Other Income/(expenses):
Share of loss of investment in Joint Venture	(175)	(2,030)
Other income	137.849	240,602
Other expense	(177,774)	(274,585)
Interest on lease liability		(19,568)
OTHER INCOMES/(EXPENSES)	(40,100)	(55,581)

Loss before income taxes	(734,828)	(154,639)

Benefit from (provision for) income taxes	3,637	18,669

NET LOSS	$(738,465)	$(173,308)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues:

Net revenues increased from $4,991,624 during the year ended December 31, 2020 to $6,631,309 during the year ended December 31, 2021 due to partial recovery from Covid-19 and production efficiency improvement.

Cost of Sales:

Cost of sales increased from $3,223,035 during the year ended December 31, 2020 to $4,898,148 during the year ended December 31, 2021, which was slightly higher than our sales due to increases in material cost.

Gross Profit:

Gross profit decreased from $1,768,589 during the year ended December 31, 2020 to $1,733,161 during the year ended December 31, 2021 due to material cost increase.

Selling, General and Administrative Expenses:

Total selling, general and administrative expenses increased from $1,867,647 during the year ended December 31, 2020 to $2,427,889 during the year ended December 31, 2021 due to shipping cost’s significant increase.

Selling and marketing expense. Selling and marketing expense increased from $224,677 during the year ended December 31, 2020 to $653,061 during the year ended December 31, 2021, primarily due to increasing in transportation cost caused by the impact of Covid-19.

General and administrative expenses. General and administrative expenses increased from $1,617,970 during the year ended December 31, 2020 to $1,774,828 during the year ended December 31, 2021, primarily due to consultancy service fees related to preparation for listing in 2020.

Other Income/(expenses):

Total other income/(expenses) decreased from $(55,581) during the year ended December 31, 2020 to $(40,100) during the year ended December 31, 2021.

Other Income. Other income decreased from $240,602 during the years ended December 31, 2020 to $137,849 during the year ended December 31, 2021.

Other Expense. Other expense decreased from $274,585 expenses during the years ended December 31, 2020 to $177,774 expenses during the year ended December 31, 2021. This primarily due to the write-off of uncollectable receivables in 2020.

Income Tax Expense:

Provision for income tax were $3,637 and $18,669 during the year ended December 31, 2021 and 2020.

Net Loss:

As a result of the foregoing, net loss was $738,465 and $173,308 during the years ended December 31, 2021 and 2020.

Liquidity and Capital Resources

Going Concern Consideration

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed on the combined financial statements. The Group’s ability to continue as a going concern depends on the liquidation of its current assets and business developments. As of December 31, 2020, the Company incurred positive working capital, $537,911, an accumulated comprehensive loss of $1,796,133 and incurred a negative operating cash flow of $427,442. As of December 31, 2021, the Company also incurred negative working capital, $319,286, an accumulated comprehensive loss of $2,291,840 and a negative cash flow from its operating activities, $394,867. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

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

Net cash used in operating activities of $427,442 in 2020, compared to net cash used in operating activities of $394,867 in 2021.

As of December 31, 2021, ITHC had cash and cash equivalents of approximately $39,343, compared to cash and cash equivalents of approximately $55,950 as of December 31, 2020.

The following table sets forth a summary of ITHC’s cash flows for the periods presented:

	Year Ended
	December 31,
	2021	2020
	$	$
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	(394,867)	(427,442)
Net cash used in investing activities	94,890	(51,131)
Net cash used in financing activities	124,025	60,000
Effect of exchange rate changes on cash and cash equivalents	159,346	6,294)
Cash and cash equivalents and restricted cash at beginning of period	55,950	468,229
Cash and cash equivalents and restricted cash at end of period	39,343	55,950

Commitments and Contingencies

Lease commitments

We have several operating leases, primarily for offices and factories rent. Our principal executive offices are located in Qingdao, China. The aggregate future minimum payment under these non-cancelable operating leases are summarizes in the table below.

Twelve months ending December 31,	Minimum lease payment
2022	$235,294
2023	-
2024	-
2025	-
2026	-
Thereafter	-
Total minimum lease payments	$235,294

For the year ended December 31, 2020 and 2021, the Company has rent expense for the amount of $17,059 and $235,294 respectively.

As of December 31, 2020 and 2021, Company has no material purchase commitments, significant leases, unused letters of credit or pending legal proceedings.

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

Capital Expenditures

ITHC made capital expenditures of $51,131 and $28,289 during the year ended December 31, 2021 and 2020, respectively. In these periods, ITHC’s capital expenditures were mainly used to purchase property, plant, and equipment for its business. ITHC will continue to make capital expenditures to meet the expected growth of its business.

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

The Company’s operating results in 2021 have been significantly affected by the outbreak of COVID-19. Total revenue is lower than previously expected. We temporarily closed our offices and manufacturing facility and implemented a work from-home policy beginning on January 25, 2020, as required by relevant PRC regulatory authorities. Our manufacturing facility in Qingdao was allowed to reopen on February 20, 2020 by the local government. Although our PRC office and factory have since become fully operational, our customers were negatively impacted by the outbreak, which reduced their orders in 2020. Our customers may reduce their future purchases from us if they are not able to complete manufacturing of their products due to the shortage of components from other suppliers. The extent of the impact of COVID-19 on our operational results and financial condition will depend on certain developments, including the duration and spread of the outbreak and impact on our customers, all of which are uncertain.

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

Going Concern Consideration

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed on the consolidated financial statements. The Company’s ability to continue as a going concern depends on the liquidation of its current assets and business developments. As of December 31, 2020, the Company incurred positive working capital, $537,911, an accumulated comprehensive loss of $1,796,133 and incurred a negative operating cash flow of $427,442. As of December 31, 2021, the Company incurred positive working capital, $319,286, an accumulated comprehensive loss of $2,291,840 and incurred a negative operating cash flow of $394,867. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

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

Asset and liability accounts at December 31, 2020 and 2021 were translated at 6.5249 RMB to $1.00 and 6.3693 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to the statements of operations for the years ended December 31, 2020 and 2021 were 6.8976 RMB and 6.4515 RMB to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate.

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

Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for non-collectible accounts as needed. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2020, and 2021, the allowance for doubtful accounts were amounted to $43,068 and $0, respectively.

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

Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on January 1, 2020 using a modified retrospective and has elected not to recast comparative period in the consolidated financial statements. The Company leases its offices and facility, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2021.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021 and 2020, no impairment of long-lived assets was recognized.

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

Under ASC 606, a performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and revenue is recognized when obligations under the terms of a contract with the customer are satisfied. For the product sales, revenue is recognized at a point-in-time when control of the product is transferred to the customer, which generally occurs when the product is shipped from manufacturing facility to the customer. When contracts include multiple products to be delivered to the customer, generally each product is separately priced and is determined to be distinct within the context of the contract. From the past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the year ended December 31, 2021 and 2020.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of December 31, 2021 and December 31, 2020, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

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

Risks and Uncertainties

The concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2021 and 2020, $39,343 and $55,950 were deposited with banks located in the PRC, Hong Kong and the U.S., respectively. U.S. bank account of ITHC is an escrow account managed by attorney. Bank balance of HK ITC is covered by the Hong Kong Government Deposit Protection Scheme while those in PRC is not covered by insurance. While management believes that these financial institutions and third-party fund holder are of high credit quality, they will monitor their creditworthiness continuously.

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

B. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

D. Tabular Disclosure of Contractual Obligations

	December 31, 2021	December 31, 2020
Rights of use lease assets	$425,949	415,791

Operating lease liabilities, current	169,393	165,354
Operating lease liabilities, noncurrent	247,041	241,149
Total operating lease liabilities	$416,434	406,503

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

2022	$169,393
2023	247,041
Total lease payments	$416,434
Less: imputed interest	(3,059)
Present value of lease liabilities	$413,375

E. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information about our directors, executive officers and key employees:

NAME, PROVINCE/STATE & COUNTRY OF RESIDENCE	AGE	POSITION	DIRECTOR/OFFICER SINCE
ANDREAS SPIEGLER Qingdao, Shandong, China	64	Chairman, CEO, interim CFO, and Secretary (Principal Accounting Officer and Principal Financial Officer)	February 2018
DR. HEIKO SCHOLZ Tarogonna, Spain	65	Director	February 2018
JACQUES BENOLIEL Madrid, Spain	60	Director	June 2019
JOEL GALLO Shenzhen, China and New York, NY, USA	50	Director	May 2019
Arne Krueger Qingdao, Shandong, China	49	Director and COO	May 2019

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

In 2004, he founded ITHC Limited and it's operating subsidiary CSSC Co. Limited, raising the amount of US$ 500,000 from German special vehicle manufacturer Hako for 45% of ITHC’s equity.

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

JACQUES BENOLIEL

Director

Jacques Benoliel is an experienced international Director with more than 30 years’ experience in IT and innovation. He is a civil engineer from the Ecole des Ponts & Chaussées de Paris and a PDG from the IESE university of Navarra. He has developed his professional career in Spain, France and the US. He is an external-advisor of several technology-based companies. From July 2015 - present, Mr. Benoliel has been Buying Director of Eurofinsa. From October 2015 - January 2016, Mr. Benoliel served as jury member of final project for the International MBA with the EAE Business School, mentoring different teams for final project preparation. From June 2013 - July 2014, he was a board member of Tomsaver: Strategy & Technology, an e-commerce startup dedicated to optimizing buying of consumer goods.

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

B. Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the year ended December 31, 2021, in respect of the Named Executive Officers:

Named Executive Officer and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)		Total Compensation ($)
Andreas Spiegler, Chairman, CEO, interim CFO and Secretary	2021	72,134		-	-	-	-			$72,134
Jacques Benoliel, Director(1)(2)	2021		1					4,465		4,465
Dr. Heiko Scholz, Director	2021	-						-		-
Joel Gallo, Director(1)(2)	2021							2,965		2,965
Andrew Befumo, Former Secretary	2021	-						32,430	(3)	32,430
Arne Krueger, Director and COO	2021	65,473								$65,473

1.

Our two independent directors, Mr. Benoliel and Mr. Gallo each received $2,500 for the board service per quarter between July 1, 2019 and March 31, 2020. After March 31, 2020, that amount was reduced to $1,500 per quarter by agreement of the independent directors and the Company.

2.	On June 10, 2019, the Company issued 2,000 ordinary shares valued at $5.00 per share to Mr. Benoliel and Mr. Gallo in consideration for the board services.
3.

Mr. Befumo was compensated for amount of $32,430 for his service as Secretary provided in the fiscal year 2021. Mr. Befumo resigned as Secretary as of November 30, 2021. He was replaced by Andreas Spiegler.

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

D. Employees

As of December 31, 2021, we have a total of 136 full-time employees, all of whom are located in the PRC. We do not experience any significant seasonal fluctuations in our number of employees.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of December 31, 2021 is as follows:

Function	Number
Management	5
Sales and marketing	1
Production	124
Finance and administration	5
Operation and logistics	1

Total	136

E. Share Ownership

Name	Ordinary Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Ordinary Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Director and Executive Officers:
Andreas Spiegler Qingdao, Shandong, China	1,068,010	31.7%
Andrew Befumo(3) Virginia, USA	100	0%
Dr. Heiko Scholz	100	0%
Arne Krueger	295,586	8.8%
Joel Gallo	2,000	0%
Jacques Benoliel	2,000	0%
Total	1,367,796	40.5%

* Less than 1%.

1.	All beneficial ownership data is as of May 2, 2022.

2.	According to the Transfer Agent report as of May 2, 2022, there were 3,378,760 ordinary shares of the Company outstanding. 3,031,260 were restricted shares and 347,500 were non-restricted shares.

3.	Mr. Befumo resigned as Secretary November 30, 2021. He was replaced by Andreas Spiegler.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares of stock as of May 2, 2022 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their ordinary shares of stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their ordinary shares of stock.

Name and Municipality of Residence	Ordinary Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Ordinary Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly
Director and Executive Officers:
Andreas Spiegler (a)(b)(c)	1,068,010	31.6%
Simon Scholz (a)(b)	431,448	12.8%
Andrew Befumo (c) (former Secretary)	100	* %
Dr. Heiko Scholz (b)	100	* %
Arne Krueger (b)(c)	295,095	8.7%
Joel Gallo (b)	2,000	* %
Jacques Benoliel (b)	2,000	* %
Directors and Executive Officers as a Group (6 Persons)	1,798,753	53.2%

Beneficial Owners of 5% or More of Outstanding Ordinary Shares
Aleutian Equity Holdings LLC	200,000	5.9%
Connecticut, USA(a)

B. Related Party Transactions

The following is a summary of related parties’ balances as of December 31, 2021 and 2020:

The amount due from related parties consists of the following:

			As of December 31,
Related Party	Relationship	Nature	2021	2020
Andreas Spiegler	Chief Executive Officer, Principal Accounting Officer & Principal Financial Officer	Advance for operation	16,401	12,750
Total			$16,401	$12,750

Amounts due from related parties mainly represents advances to officers for expenses to be incurred by such officers in connection with our Chinese subsidiaries’ operations. These advances are interest-free and due on demand of the Company.

The amount due from Andreas Spiegler consists of the following:

Date	Nature	Amount
12/31/2020	Due from Andreas Spiegler	12,750
	Office expenses	(3,651)
	Gain or loss from foreign currency translation	-
12/31/2021	Due from Andreas Spiegler	$16,508

The amount due to related parties consists of the following:

			As of December 31,
Related Party	Relationship	Nature	2021	2020
PlanET China	Joint Venture	Investment	198,400	30,407
Total			$198,400	$30,407

The amount due to related parties are interest-free and due on demand of the related parties.

C. Interests of Experts and Counsel

All consolidated financial information presented in this Annual Report on Form 20-F for the Fiscal Year ended December 31, 2021 has been audited or reviewed by Gries & Associates, LLC. All consolidated financial information for prior periods, including for the Fiscal Year ended December 31, 2020, was audited or reviewed by Centurion ZD CPA & Co. The financial information audited or reviewed by Centurion ZD CPA & Co. has not been audited by Gries & Associates, LLC.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average depreciation of the RMB against the U.S. dollar of 3.5% increased our comprehensive loss to $4.15 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2020. As of December 31, 2021, compared to the exchange rate between RMB and USD in 2020, the 2021 exchange rate has been stable, without significant fluctuation. The average exchange rate of RMB to USD in 2021 was 6.4515. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of the Company’s Chief Executive Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer, concluded that, as of December 31, 2021, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on December 31, 2021, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on December 31, 2021. Based on this assessment, our management has concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended December 31, 2021 and 2020.

	Year Ended December 31
	2021	2020
Audit fees (1)	$70,000	$73,000
Audit-related fees (2)		$7,375
Tax fees (3)		-
Total fees	$70,000	$80,375

(1)

Audit fees in fiscal year 2020 are the aggregate fees billed by Centurion ZD CPA & Co. for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements .

(2)	Audit-related fees in fiscal year 2020 were the fees billed by Centurion ZD CPA & Co..
(3)	Refers to tax compliance services.
(4)	Audit fees in fiscal year 2021 are the aggregate fees billed by Gries & Associates, LLC for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements .

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective April 6, 2022, the Company elected to change auditors due solely to the United States Holding Foreign Companies Accountable Act of 2020 (“HFCAA”), which, among other things, imposed new restrictions on foreign companies listing securities on U.S. exchanges using mainland China-based and Hong Kong-based PCAOB auditors. The PCAOB has determined that these auditors may not be as capable of being audited by the PCAOB. Although the HFCAA PCAOB auditor restrictions apply only to foreign companies with securities listed on U.S. exchanges, the Company determined that it is in the best interest of the Company and its shareholders to voluntary comply, which caused us to change auditors. The HFCAA PCAOB auditor requirements went into effect on January 1, 2021. Additional information about the HFCAA is available on the SEC’s website at www.sec.gov/HFCAA.

The Company’s previous auditor, Centurion ZD CPA & Co. is registered with the PCAOB as a Hong Kong-based auditor (“Centurion”). Centurion was dismissed as the Company’s auditor on or about April 30, 2022 by unanimous consent of the entire Board of Directors and the Audit Committee of the Board of Directors. The Company’s new PCAOB-registered auditor, Gries & Associates, LLC, is based in the United States and was retained on April 6, 2022.

Centurion’s Report of Independent Registered Public Accounting Firm dated April 30, 2021, for the fiscal years ended December 31, 2020 and 2019 appearing on page F-2 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2021 included the following statement:

“The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered from losses from operations and significant accumulated deficits. The Company comes to have insufficient cash flows generated from operations and provided for development. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the two most recent fiscal years, the Company and Centurion have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. As of the date hereof, Centurion has not advised the Company of any information that has come to Centurion’s attention that has caused it to conclude the fairness or reliability of information or reports provided by Centurion to the Company have been materially impacted.

All financial information presented in this Annual Report on Form 20-F for the Fiscal Year ended December 31, 2021 has been audited or reviewed by Gries & Associates, LLC. Financial information for prior periods, including for the Fiscal Year ended December 31, 2020, was audited or reviewed by Centurion. The financial information audited or reviewed by Centurion has not been audited by Gries & Associates, LLC.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s securities are not listed on any national securities exchange.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-22 at the end of this annual report on Form 20-F for the consolidated financial statements of Industrial Technical Holdings Corporation and its subsidiaries.

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

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101. INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*previously filed

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Industrial Technical Holdings Corporation

Date: May 23, 2022	/s/ Andreas Spiegler
Name: Andreas Spiegler
Title: Chief Executive Officer and Chairman

Gries & Associates, LLC Certified Public Accountants 501 S. Cherry Street Suite 1100 Denver, Colorado 80246

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Industrial Technical Holdings Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Industrial Technical Holdings Corporation and its subsidiaries (the “Company”) as of December 31, 2021, and the related statements of operation and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on the entity’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Denver, CO

May 19, 2022

blaze@griesandassociates.com

501 S. Cherry Street, Suite 1100, Denver, Colorado 80246

(O)720-464-2875 (M)773-255-5631 (F)720-222-5846

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

Hong Kong, China

April 30, 2021

Industrial Technical Holdings Corporation

Consolidated Balance Sheets

(Stated in US Dollars)

	December 31,
	(Audited)
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$39,343	$55,950
Accounts receivable	141,861	440,783
Other receivables	56,257	5,469
Due from related parties	34,819	12,750
Prepayment	208,192	11,823
Deferred IPO cost		-
Inventories	2,417,016	1,968,150
Other current asset	66,234	78,734
Total current assets	2,963,722	2,573,659

Non-current assets:
Property, plant and equipment, net	284,692	371,726
Construction in progress	110,683	108,043
Intangible asset	4,043	5,786
Investment in joint venture	62,341	27,671
Right-of-use assets, net	425,949	415,791
Total non-current assets	887,708	929,017
TOTAL ASSETS	$3,851,430	$3,502,676

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Convertible notes payable	$119,215	$200,175
Accounts and other payable	1,482,013	1,101,279
Advance from customer	437,831	302,229
Salary payable	137,594	113,412
Other payables	476,416	89,349
Tax payables	20,706	33,543
Due to related party	31,149	30,407
Operating lease Liabilities, current	169,393	165,354
Total current liabilities	2,874,317	2,035,748

Non-current liabilities:
Operating lease Liabilities, non-current	247,041	241,149
Total non-current liabilities	247,041	241,149
TOTAL LIABILITIES	3,121,358	2,276,897

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common shares, $0 par value, 100,000,000 shares authorized, 3,378,760 and 3,378,760 shares issued and outstanding at December 31, 2020, and 2021, respectively	-	-
Additional paid-in capital	3,021,912	3,021,912
Accumulated Deficit	(2,426,970)	(1,688,505)
Accumulated other comprehensive income	135,130	(107,628)
Total shareholders’ equity (deficit)	730,072	1,225,779

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,851,430	$3,502,676

Industrial Technical Holdings Corporation

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Stated in US Dollars)

	For the years ended December 31, (Audited)
	2021	2020

Revenues	$6,631,309	$4,991,624
Cost of revenues	4,898,148	3,223,035
Gross profit	1,733,161	1,768,589

Operating expenses:
Selling and marketing	653,061	224,677
General and administrative	1,774,828	1,617,970
Stock-based compensation	-	25,000
Total operating expenses	2,427,889	1,867,647

Operating Income	(694,728)	(99,058)

Other income (expenses):
Other income	137,849	240,602
Other expense	(177,774)	(274,585)
Share of loss of investment in joint venture	(175)	(2,030)
Interest on lease liability	-	(19,568)
Total other income (expenses), net	(40,100)	(55,581)

Income before income taxes	(734,828)	(154,639)

Income tax expense	3,637	18,669

Net loss	$(738,465)	$(173,308)

Weighted average number of shares, basic and diluted	3,378,760	3,375,918
Loss per share, basic and diluted	(0.16)	(0.05)

Other comprehensive income (loss):
Foreign currency translation adjustment	135,130	(96,591)
Comprehensive loss	$(603,335)	$(76,717)

Industrial Technical Holdings Corporation

Consolidated Statements of Changes in Stockholders’ Equity

(Stated in US Dollars)

	Common shares	Additional paid-in capital		Subscription Receivable	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total equity
Balance at December 31, 2019	3,373,760	3,074,892		-	(1,515,197)	(204,219)	1,355,476

Net loss					(173,308)	-	(173,308)
Foreign currency translation adjustment						96,591	96,591
Common stock issued for cash	5000	25000	[1]
Common stock issued for service
Beneficial conversion feature on convertible note issuance		55,500
Deferred offering cost		(133,480)
Balance at December 31, 2020	3,378,760	3,021,912		-	(1,688,505)	(107,628)	1,225,779
Net loss					(738,465)		(738,465)
Foreign currency translation adjustment						242,758	242,758
Common stock issued for service
Beneficial conversion feature on convertible note issuance
Deferred offering cost
Balance at December 31, 2021	3,378,760	3,021,912		-	(2,426,970)	(135,130)	730,072

 _____________

1On July 26, 2020, the Company issued 5,000 ordinary shares valued at $5.00 per share to the third party in consideration for the services.

Industrial Technical Holdings Corporation

Consolidated Statements of Cash Flows

(Stated in US Dollars)

	For the years ended December 31, (Audited)
	2021	2020

Cash Flows from Operating Activities:
Net income	$(738,465)	$(173,308)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,697	142,158
Gain on fixed asset disposal		-
Amortization of convertible loan	6,150	59,925
Interest expense of convertible loan		18,720
Depreciation of right-of-use assets		178,135
Share-based compensation		25,000
Bad debt expense		2,411
Provision for obsolete inventories		176,805
Share of loss of investment in joint venture	338	2,030

Changes in operating assets and liabilities:
Accounts receivable	305,744	(114,900)
Product inventories	(395,679)	(142,334)
Prepaid expenses and other current assets	(229,351)	102,616
Operating lease		(186,921)
Trade accounts and other payables	657,995	(501,804)
Notes payable
Amount due from related parties	1,571,944	(12,061)
Amount due to related parties	(1,575,240)	(3,914)
Net cash provided (used) by operating activities	(394,867)	(427,442)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment		(51,131)
Proceeds from sale of fixed assets	94,890	-
Purchase of intangible assets		-
Net cash used in investing activities	94,890	(51,131)

Cash Flows from Financing activities:
Issuance of common shares and warrants for cash, net of issuance costs		-
Proceeds from convertible notes payable	124,025	60,000
Net cash provided by financing activities	124,025	60,000

Effect of exchange rate changes on cash and cash equivalents	159,346	6,294

Net increase (decrease) in cash and cash equivalents	(16,607)	(412,279)
Cash and cash equivalents at the beginning of year	55,950	468,229
Cash and cash equivalents at the end of year	$39,343	$55,950

Cash paid during the period for:
Income Tax	$3,637	$18,669
Interest	$(315)	$(577)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION
Ordinary shares issued in consideration for services		$25,000

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

Going Concern Consideration

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed on the consolidated financial statements. The Company’s ability to continue as a going concern depends on the liquidation of its current assets and business developments. As of December 31, 2020, the Company incurred positive working capital, $537,911, an accumulated comprehensive loss of $1,796,133 and incurred a negative operating cash flow of $427,442. As of December 31, 2021, the Company incurred positive working capital, $319,286, an accumulated comprehensive loss of $2,291,840 and incurred a negative operating cash flow of $394,867. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

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

Asset and liability accounts at December 31, 2020 and 2021 were translated at 6.5249 RMB to $1.00 and 6.3693 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to the statements of operations for the years ended December 31, 2020 and 2021 were 6.8976 RMB and 6.4515 RMB to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate.

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

Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for non-collectible accounts as needed. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2020, and 2021, the allowance for doubtful accounts were amounted to $43,068 and $0, respectively.

Prepayments

Prepayments represented advance payments made to its vendors for certain prepaid services such as marketing and promotions services, advisory serves, and rentals of Company’s office and technical services.

Deferred IPO costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the completion of the Initial Public Offering. Offering costs of approximately $133,480 have been charged to deferred IPO costs account until completion of the Initial Public Offering in 2021. As of December 31, 2021, these costs were recorded as a reduction in Additional Paid-in-Capital.

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

Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on January 1, 2020 using a modified retrospective and has elected not to recast comparative period in the consolidated financial statements. The Company leases its offices and facility, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2021.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021 and 2020, no impairment of long-lived assets was recognized.

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

Under ASC 606, a performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and revenue is recognized when obligations under the terms of a contract with the customer are satisfied. For the product sales, revenue is recognized at a point-in-time when control of the product is transferred to the customer, which generally occurs when the product is shipped from manufacturing facility to the customer. When contracts include multiple products to be delivered to the customer, generally each product is separately priced and is determined to be distinct within the context of the contract. From the past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the year ended December 31, 2021 and 2020.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of December 31, 2021 and December 31, 2020, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

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

Risks and Uncertainties

The concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2020 and 2021, $55,950 and $39,343 were deposited with banks located in the PRC, Hong Kong and the U.S., respectively. U.S. bank account of ITHC is an escrow account managed by attorney. Bank balance of HK ITC is covered by the Hong Kong Government Deposit Protection Scheme while those in PRC is not covered by insurance. While management believes that these financial institutions and third-party fund holder are of high credit quality, they will monitor their creditworthiness continuously.

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

Note 3 - Accounts receivable, net

	December 31,	December 31,
	2021	2020
Accounts receivable, gross	$141,861	$483,851
Less: bad debt provision		(43,068)
Accounts receivable, net	$141,861	$440,783

The amounts of accounts receivable remained outstanding 365 days past due are deemed as uncollectible by the Company. They assess the recoverability of uncollected accounts receivable continuously. The detail of bad debt provision as following:

	December 31,	December 31,
	2021	2020
within 1 month	$	$-
1-2 months		-
2-3 months		-
3-6 months		-
6-12 months		-
> 1 year		43,068
Subtotal	$	$43,068

Note 4 - Inventories

Inventories consisted of the following:

	As of December 31,
	2021	2020
Raw materials	$578,608	$378,547
Finished goods	1,428,620	1,087,194
Low-value consumption goods	102,491	69,774
Work in progress	307,297	609,440
Total Inventory	2,417,016	2,144,955
Less: reserve for obsolete inventories	0	176,805
Total	$2,417,016	$1,968,150

Inventory includes raw material, work in progress, and finished goods. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. We recorded reserve for obsolete inventories of $176,805 and $0 as of December 31, 2020 and 2021, respectively. For 2021, no obsolete inventory reserve is needed after a through inventory valuation was carried out.

Note 5 - Investment in the joint venture - Equity method

In 2016, the Company entered the joint venture agreement with PlanET Biogas Global GmbH (PlanET Germany) to establish presence in China with technical support from PlanET Germany. Both parties agreed to invest $50,000 for 50% ownership of the joint venture entity. As of December 31, 2021, the joint venture has no significant operation.

The following table illustrates the financial information of the Company’s joint venture:

	December 31,	December 31,
	2021	2020
Share of the joint ventures’ (loss) for the year ended	$(177)	$(2,030)
Carrying amount of the Company’s investments in the joint ventures	$27,494	$27,671

Note 6 - Property and equipment, net

Property and equipment consist of the following:

	December 31,	December 31,
	2021	2020
Office furniture	$11,342	$11,071
Computer and office equipment	83,081	80,222
Equipment	1,196,636	1,567,410
Vehicle	89,345	87,215

Total property and equipment	1,380,405	1,745,918
Less: accumulated depreciation	(1,095,713)	(1,374,192)
Total	$284,692	$371,726

Depreciation expense for the years ended December 31, 2020 and 2021 amounted to $140,418 and $278,479, respectively.

Note 7 – Operating lease

As of December 31, 2021, the Company leases offices space under two non-cancelable operating leases, with terms of 3 years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2021	December 31, 2020
Rights of use lease assets	$425,949	415,791

Operating lease liabilities, current	169,393	165,354
Operating lease liabilities, noncurrent	247,041	241,149
Total operating lease liabilities	$416,434	406,503

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2021:

	December 31, 2021	December 31, 2020
Remaining lease term and discount rate
Weighted average remaining lease term (years)	2	3.08
Weighted average discount rate	2.2%	4.75%

During the years ended December 31, 2020 and 2021, the Company incurred total operating lease expenses of $197,703 and $235,294 respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

2022	$169,393
2023	247,041
Total lease payments	416,434
Less: imputed interest	3,059
Present value of lease liabilities	$413,375

and $ respectively.

Note 8 - Convertible notes payable

As of December 31, 2020 and 2021, notes payable consist of the following:

	December 31,	December 31,
	2021	2020
Convertible notes payable	119,215	222,000
Total convertible notes payable	119,215	222,000
Less: unamortized debt discount	0	(21,825)
Total	$119,215	$200,175

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

Pursuant to the Prior Agreement, a payment of $81,000 is due from the Company to third parties on September 30, 2021. The $81,000 is refinanced as a loan to the Company each bearing interest 12% per annum with a maturity date on June 30 , 2022. The Company has sole discretion of settling debt, on or before the maturity date, with either cash or common stock. The holder has no ability to exercise the conversion feature. If the Company chooses to settle in stock, each note is convertible at a price equal to the lowest of $4.00 per share or a 20% discount to the market price of the share if the conversion occurs post-listing of its common shares. In addition, the Company has the option to repay the promissory notes with accrued interest due on or before the maturity date. The two convertible promissory notes contain beneficial conversion features of $40,500.

On June 22, 2020, the Company issued two separate convertible promissory notes to third parties at $60,000 each bearing interest at 12% per annum with a maturity date on May 27, 2021. The Company has sole discretion of settling debt, on or before the maturity date, with either cash or common stock. The holder has no ability to exercise the conversion feature. If the Company chooses to settle in stock, each note is convertible at a price equal to the lowest of $4.00 per share or a 20% discount to the market price of the share if the conversion occurs post-listing of its common shares. In addition, the Company has the option to repay the promissory notes with accrued interest due on or before the maturity date. The two convertible promissory notes contain beneficial conversion features of $15,000.

Note 9 -Trade accounts and other payables

As of December 31, 2020 and 2021, trade and other payables consist of the following:

	December 31,	December 31,
	2021	2020
Accounts payable	$1,482,013	1,101,279
Salary payable	137,594	113,412
Other payable	476,416	89,349
Total payables	$2,096,023	$1,304,040

Note 10 - Related party transactions and balances

The following is a summary of related parties’ balances as of December 31, 2020 and 2021:

		As of December 31,	As of December 31,
Account	Name of related parties	2021	2020
Amount due from related parties
	Andreas Spiegler, CEO, Principal Accounting Officer & Principal Financial Officer	16,401	12,750
Total		$16,401	$12,750

Amounts due to related parties
	PlanET China	28,170	30,407
Total		$28,170	$30,407

Note 11 - Equity

Common shares

The authorized number of common stocks were 100,000,000 shares of common stock with a par value of $nil per share. As of December 31, 2021, 2020, and 2019, there were 3,378,760, 3,378,760, and 3,373,760 shares outstanding, respectively.

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

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $nil and $nil as of December 31, 2021 and 2020, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing the registered capital of the respective company and are not distributed other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $1,892,557 and $ 1,892,557 as of December 31, 2021 and 2020, respectively.

Note 12 - Tax

The Company is registered in the British Virgin Island (BVI). The Company generated substantially all of its income from its PRC operations for the years ended December 31, 2021 and 2020.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed on any dividends and payment made to shareholders.

Hong Kong

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HKD 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018/19. The subsidiaries registered in Hong Kong did not have assessable profits that were derived from Hong Kong during the year ended December 31, 2021 and 2020. Therefore, during the reporting period, the profits of the Hong Kong registered subsidiary are subject to PRC income tax, and Hong Kong profits tax is not included here.

PRC Income Tax

ITC-HK and its subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), after appropriate tax adjustments, the income tax rate is 25% for resident enterprises and 20% for non-resident enterprises

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of the Company’s deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors. At December 31, 2020 and 2021 based on the weight of available evidence, the Company determined that it was unlikely that the Company’s deferred tax assets would be realized and have provided for a full valuation allowance associated with the net deferred tax assets.

The major components of income tax expense:

	December 31,	December 31,
	2021	2020
Current income tax	$3,637	$18,669
Deferred tax expense		-
Income tax expense	3,637	18,669

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended December 31, 2020 and 2021, respectively:

	December 31,		December 31,
	2021		2020
Income before income taxes	$145,468		$122,316
Tax rate	25%		25%
Provision for income taxes at the statutory tax rate	36,367		30,579
Change in valuation allowance	(50,273	)-	(25,431)
US GAAP adjustment	(71,279)		(61,093)
Permanent difference	88,735		74,542
Effect of different local tax rates	87		73
Income tax expense	$3,637		$18,669

Deferred tax assets

	December 31,	December 31,
	2021	2020
Deferred tax asset	121,854	$103,237
Valuation allowance	(121,854)	(103,237)
Net deferred tax asset	-	-

Note 13- Loss per Shares

Basic loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares of common stock in issue during the year. Diluted loss per share is not computed due to the anti-dilutive effect.

	December 31
	2021	2020
(Loss) attributable to equity holders of the Company	(738,465)	(173,308)
Weighted average number of shares	3,378,760	3,375,918
Basic (loss) per share	(0.22)	(0.05)

Note 14 - Commitments and Contingencies

We have several operating leases, primarily for offices and factories rent. Our principal executive offices are located in Qingdao, China. The aggregate future minimum payment under these non-cancelable operating leases are summarizes in the table below.

Twelve months ending December 31,	Minimum lease payment
2022	$169,393
2023	247,041
2024
2024
2025
Thereafter
Total minimum lease payments	$416,434

For the year ended December 31, 2020 and 2021, the Company has rent expense for the amount of $17,059 and $235,294 respectively.

As of December 31, 2020 and 2021, Company has no material purchase commitments, significant leases, unused letters of credit or pending legal proceedings.

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

On January 21, 2021, ITHC borrows $101,000 (the “Principal Amount”) from SHI BEI, a holder of 25,278 shares of the Company’s common stock (the “Repurchase Shares”); ITHC has agreed to repurchase the Repurchase Shares from SHI BEI at $4.50 per share, on 1st October 2021. The Principal Amount shall bear interest at the rate of 12% per annum, and shall become due and payable on September 24th 2021.

ON April 25, 2022, ITHC renewed the agreement with YU CHAO. The new due date for $73,000 will be June 30th, 2022. All other provisions of the original Note shall prevail unless otherwise written.

